NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF NORDION INC.

Date:	March 10, 2011	Business of the Annual Meeting of Shareholders:

(a)    to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its for the fiscal year ended October 31, 2010, together with the Auditors’ Report thereon;

(b)    to elect directors for the ensuing year;

  (c)    to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and

  (d)    to transact any other business that may properly come before the Meeting.

By order of the Board,

Time:	11:00 a.m. (Eastern Standard Time)
Place:	Brookstreet Hotel 525 Legget Drive, Ottawa, Ontario, Canada
/s/ Peter E. Brent
Peter E. Brent Corporate Secretary January 7, 2011

The management and Board of Nordion urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Form of Proxy and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone or fax voting in the accompanying Form of Proxy; or (3) by following the instructions for Internet voting in the accompanying Form of Proxy at least two business days prior to the Meeting or related adjournment(s).

What’s inside

SECTION 1:  VOTING INFORMATION

SECTION 2:   BUSINESS OF THE MEETING

Report of the Directors and Consolidated Financial Statements
Election of Directors
Board Retirements and Appointments
Appointment of Auditors
Auditor Evaluation and Fees
Shareholder Proposals

SECTION 3:  DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Directors’ Compensation
Director Ownership Guidelines and Directors’ Ownership
Executive Compensation
Performance Graph
Executive Compensation
Pension Plans
Employment Contracts and Termination of Employment

SECTION 4:  CORPORATE GOVERNANCE POLICIES AND PRACTICES

SCHEDULE A:  STATEMENT OF GOVERNANCE PRACTICES

SCHEDULE B:  BOARD OF DIRECTORS’ CHARTER

SCHEDULE C:  INDEPENDENCE STANDARDS

Section 1:  Voting Information

Who is soliciting my proxy?

The management of Nordion Inc. (the “Company” or “Nordion”) is soliciting your proxy for use at the Annual Meeting of Shareholders (the “Meeting”).

What will I be voting on?

You will be voting on:

•	election of directors of the Company (see page 3);

•	appointment of Ernst & Young LLP as the auditors (see page 8); and

•	any other business that may properly come before the Meeting.

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 10, 2011, the record date for the Meeting.

How many shares are eligible to vote?

The number of Common shares outstanding on January 7, 2011 is 67,238,653.

To the knowledge of the directors and officers of the Company, based on a report from Thomson One, the only shareholder who beneficially owns or exercises control or direction over more than 10% of the outstanding Common shares as at January 7, 2011 is as follows:

Shareholder	Common Shares Held	% of Outstanding Common Shares
Luxor Capital Group, L.P.	10,160,035	15.11%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed Form of Proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed Form of Proxy are directors or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person’s name in the blank space provided or by completing another proper form of proxy.

How will my proxy be voted?

On the Form of Proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the Form of Proxy how you want your shares to be voted on a particular issue (by marking FOR or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified on the Form of Proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

• FOR the election, as a director, of each of the proposed nominees whose name is set out on the following pages;
• FOR the appointment of Ernst & Young LLP as auditors, and authorizing the directors to fix their remuneration; and
• FOR management’s proposals generally.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed Form of Proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Management Proxy Circular (the “Circular”), management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed Form of Proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the Form of Proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.

You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company the transfer agent of the Company in Canada.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements.

How are proxies solicited?

The Company’s management requests that you sign and return the Form of Proxy so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.

The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a “nominee” which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares.  For that reason, you have received this Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully so that your shares will be voted. If you are a non-registered shareholder who has voted and you want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as proxyholder.  Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2:   Business of the Meeting

Report of the Directors and Consolidated Financial Statements
A copy of the Company’s Annual Report for the year ended October 31, 2010 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2010, the management’s discussion and analysis, and the report of the auditors are included with the Company’s Annual Report.

Financial Information
In this Circular, all dollar amounts are expressed in United States dollars, except where stated otherwise, and all references to US$ or $ are to US dollars and all references to C$ are to Canadian dollars. Unless otherwise indicated, the exchange rate is based on the Bank of Canada annual average rate of C$1 = US$0.963485 for the fiscal year.

Election of Directors
At the Meeting, nine directors, eight of whom are independent, are to be elected to serve until the next Annual Meeting or until their successors are duly elected or appointed. Unless authority is withheld, the management nominees named in the enclosed Form of Proxy intend to vote FOR the election of each of the nominees proposed below, each of whom other than Sean Murphy and Janet Woodruff is currently serving as a director of the Company.

Board Retirement and Appointments
In May of 2010, Gregory P. Spivy stepped down as a director and Adeoye Olukotun was appointed as a director.  In June of 2010, James S. A. MacDonald stepped down as a director, and in September of 2010, Kenneth Newport was appointed to the Board.  The Company wishes to thank Jim and Greg for their contributions to the Company during their tenure on the Board.  In addition, William Etherington who has served as a director for nine years and as Chairman of the Human Resources & Compensation Committee (“HRCC”) for four years will not be standing for re-election at the meeting. The Company wishes to thank Bill for his many contributions to the Company during his years of service.

The Board of Directors is proposing two new nominees to the Board, Sean Murphy and Janet Woodruff. Mr. Murphy was appointed as an observer to the Board in September of 2010, and brings to the Company 30 years of deep operations, sales and marketing, R&D and licensing and business development experience from his years of service as an officer of Abbott Laboratories. Janet Woodruff brings to the Company significant financial, operational and strategic experience in a variety of industries including healthcare.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Form of Proxy.

The information below as to securities of the Company, including both deferred share units (“DSUs”) and Common shares, is as at October 31, 2010. The information as to the number of Common shares beneficially owned or over which control or direction is exercised has been provided by the respective nominee.

William D. Anderson, 61 Toronto, Ontario, Canada Director since 2007 Independent1
Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.

Areas of Expertise:  Global Financial/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership11
Board of Directors (Chair) Finance & Audit (ex officio) EHS & Governance Human Resources & Compensation officio) Technology (ex officio)	11/11 8/8 4/4 8/8 2/2	TransAlta Corporation Gildan Activeware Inc. Sun Life Financial Inc.
Securities Held
Year	Common Shares	DSUs2	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs3	Minimum Ownership Requirement
2010	5,000	31,162	36,162	$534,253	$722,6135
2009	5,000	20,178	25,178	$348,816
change	nil	+10,984	+10,984	+$224,333
Options Held: 0 (Director option grants were discontinued in 2003)
William G. Dempsey, 59 Marco Island, Florida, USA Director since 2008 Independent1
Mr. Dempsey was an Executive with Abbot Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey’s assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.

Areas of Expertise:  Global Life Sciences/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership11
Board of Directors Finance and Audit EHS & Governance Technology (Chair)	7/118 5/8 4/4 2/2	Landaeur, Inc.
Securities Held
Year	Common Shares	DSUs2	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs3	Minimum Ownership Requirement
2010	0	49,324	49,324	$534,253	$120,435
2009	0	33,803	33,803	$309,921
change	nil	+15,521	+15,521	+$224,333
Options Held: 0 (Director option grants were discontinued in 2003)
Robert W. Luba, 68 Toronto, Ontario, Canada Director since 1996 Independent1
Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, Ontario). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.

Areas of Expertise:  Global Financial/Operations/Strategy

Nordion Board/Committee Membership	Attendance	Current Public Board Membership11
Board of Directors Finance & Audit (Chair) Human Resources & Compensation	11/11 8/8 8/8	Invesco Trimark Funds Softchoice Corporation
Securities Held
Year	Common Shares	DSUs2	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs3	Minimum Ownership Requirement
2010	11,600	65,386	76,986	$919,719	$120,435
2009	11,600	56,103	67,703	$899,486
change	nil	+9,283	+9,283	$20,233
Options Held: 8,000 (Director option grants were discontinued in 2003)

Mary A. Mogford, 66 Newcastle, Ontario, Canada Director since 1998 Independent1
Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the Institute of Corporate Directors/Rotman School of Management Directors Education Program.
Areas of Expertise:  Human Resources/Government/Governance/Strategy

Nordion Board/Committee Membership			Attendance	Current Public Board Membership11
Board of Directors Corporate Governance & Nominating EHS & Governance (Chair) Human Resources & Compensation			11/11 1/1 12 3/4 8/8	Potash Corporation of Saskatchewan
Securities Held
Year	Common Shares	DSUs2	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs3	Minimum Ownership Requirement
2010	13,150	36,348	49,498	$727,304	$120,435
2009	13,150	31,405	44,555	$683,947
change	nil	+4,943	+4,943	+$43,357
Options Held: 8,000 (Director option grants were discontinued in 2003)
Sean Murphy, 58 Lake Forest, Illinois, USA Nominee Director Independent1
Mr. Murphy served as Vice-President of Licensing and Business Development for Abbott Laboratories for 10 years, prior to his retirement in 2010. During Mr. Murphy’s 30 years of service at Abbott, he also served as President of Perclose Inc., a company in the worldwide vascular business which was acquired by Abbott.
Areas of Expertise:  Global Life Sciences/Business Development/R&D/Sales & Marketing

	Nordion Board/Committee Membership		Attendance	Current Public Board Membership11
	n/a		n/a	-
Securities Held
Year	Common Shares	DSUs2	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs3	Minimum Ownership Requirement
2010	n/a	n/a	n/a	n/a	C$120,435
2009	n/a	n/a	n/a	n/a
change	n/a	n/a	n/a	n/a
Options Held: 0 (Director option grants were discontinued in 2003)
Kenneth E. Newport, 45 Navan, Ontario, Canada Director since 2010 Independent1
Mr. Newport served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005. In the mid-nineties he was co-founder and President of CroMedica Inc., a clinical trials contract research organization which was sold to PRA International in 2002. Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations. He is a member of the Institute of Corporate Directors and serves on the corporate boards of The Opmedic Group Inc., Jennerex Inc., and Medgenesis Therapeutics Inc.
Areas of Expertise Global Life Sciences/Operations/Strategy

	Nordion Board/Committee Membership		Attendance	Current Public Board Membership11
	Board of Directors		1/29	The Opmedic Group Inc.
Securities Held
Year	Common Shares	DSUs2	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs3	Minimum Ownership Requirement
2010	0	1,890	1,890	$20,474	$120,435
2009	n/a	n/a	n/a	n/a
change	nil	+1,890	+1,890	+$20,474
Options Held: 0 (Director option grants were discontinued in 2003)

Dr. Adeoye Olukoton, 65 New Jersey, USA Director since 2010 Independent
Dr. Olukotun is the CEO of Cardiovax Inc., a biotechnology company focused on developing innovative cardiovascular therapies.  He is also a co-founder of VIA Pharmaceuticals and served as the Chief Medical Officer since 2004.  From 2000 to 2003, he was the CEO of CR Stragegies, LLC, a clinical research and development consulting firm.  From 1996 to 2000, Dr. Olukotun was Vice President of Medical and Regulatory Affairs and Chief Medical Officer of Mallinckrodt, Inc.  He is a Fellow of the American College of Cardiology as well as the American Heart Association.
Areas of Expertise Medical/Regulatory/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Human Resources & Compensation Technology Committee			3/4 2/2	Icagen, Inc. SemBioSys Genetics, Inc. BioClinica Inc.
Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	-	4,456	4,456	$48,262	$120,435
	2009	n/a	n/a	n/a	n/a
	Change	nil	+4,456	+4,456	+$48,262
Options Held: 0 (Director option grants were discontinued in 2003)

Steven M. West, 58 Ottawa, Ontario, Canada Director since 2010 Related4
Mr. West is President and Chief Executive Officer, Nordion. He was appointed Chief Executive Officer of Nordion Inc. (formerly MDS Inc.) in January 2010. Mr. West, who in September 2009 was appointed Chief Operating Officer, has served as President of Nordion since April 2003. He joined MDS Capital Corp. (now Lumira Capital) in 2001 as a senior partner after serving as President, DiverseyLever Canada. His background includes various CEO assignments in Asia and the Pacific Rim, as well as international business-development responsibilities in the specialty chemicals field. Steve has a degree in Genetics from London University (UK) and completed postgraduate research in Biotechnology.
Areas of Expertise:  Global Life Sciences/Operations/Strategy/Medical/Business Development/Marketing/Government

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership11
	Board of Directors Technology Committee			11/11 2/2	-
	Securities Held
	Year	Common Shares	DSUs/ RSUs/ PSUs7	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
	2010	25,400	29,199	54,599	$600,753	$744,733
	2009	-	96,199	96,199	884,069
	change nil -67,009 -67,009 $-251,034
	Options Held: 631,500 (options granted as an executive officer)

Janet P. Woodruff, 53 West Vancouver, British Columbia, Canada Nominee Director Independent1
Ms. Woodruff is the Vice-President and Special Advisor of BC Hydro (2010 to present).  She was the Interim President (2009-2010) and Vice-President Corporate Services and Chief Financial Officer (2007 to 2008) of BC Transmission Corporation. From (2003 to 2007) she was Chief Financial Officer and Vice-President Systems Development and Performance of Vancouver Coastal Health. She is a Chartered Accountant and an Institute of Corporate Directors credited director.

Areas of Expertise Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership11
	n/a			n/a	Pacific Northern Gas
Securities Held
	Year	Common Shares	DSUs/ RSUs/ PSUs	Total Common Shares and DSUs/RSUs/PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
	2010	n/a	n/a	n/a	n/a	C$120,435
	Change	n/a	n/a	n/a	n/a
Options Held: 0 (Director option grants were discontinued in 2003)

1
Each of the directors, other than Steve West, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.

2	Independent directors have the option of receiving their compensation in the form of DSUs under the Nordion Deferred Share Unit Plan for Non-Executive Directors (“Plan”).
3
For the purpose of determining the value of the equity investment of a director in the Company at any time, the value of the DSUs or Common shares held by a director is based upon the higher of the acquisition cost of the DSUs or Common shares and the market value of the Common shares held, or Common shares represented by DSUs held under the Plan. For 2009, the value of Common shares and DSUs is based on the acquisition cost. For 2010, the value of Common shares for William Anderson, Robert Luba and Mary Mogford is based on acquisiton cost . The value of DSUs for William Anderson, Robert Luba and Mary Mogford is based on acquisition cost and for William Dempsey, Kenneth Newport and Adeoye Olukotun on market value. The market value of DSUs is based on the highest share price on the TSX for the six-month period ending October 29, 2010 - C$11.42 and converted to US dollars.

4
Mr. West, the Chief Executive Officer of the Company, will be the only non-independent director. His share ownership requirement is based on two times his annual salary over the last three fiscal years.

5
Mr. Anderson was appointed Chairman of the Board in January 2010. Mr. Anderson’s minimum ownership requirements increased to $722,614 (being 5x his Chairman’s retainer of $144,523). Mr. Anderson will have until January of 2013 to meet these requirements.

6	In fiscal 2010, Steve West attended Board Meetings as an Officer of the Company.
7
As an employee director, Mr. West does not participate in the Plan. Mr. West’s DSUs, restricted share units (“RSUs”)and performance share units (“PSUs”) are issued in his capacity as Chief Executive Officer (see Executive Compensation section on page 17)

8	Mr. Dempsey was out of the country in January when three Board meetings were held.
9	Mr. Newport joined the Board of Directors in September 2010.
10	Dr. Olukotun joined the Board of Directors in May 2010.
11	Based upon information provided by each of the nominees there are no board interlocks.
12	In March 2010, the Corporate Governance & Nominating Committee and the Environment, Health & Safety Committee merged to become the EHS & Governance Committee

Appointment of Auditors
The management nominees named in the enclosed Form of Proxy intend to vote FOR the reappointment of Ernst & Young LLP (“EY”) as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. EY has served as the Company’s auditor for more than five years.

Auditor Evaluation and Fees
The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation.

During fiscal 2010, EY served as the auditor of the Company and was also the auditor for the subsidiaries of the Company that required a separate audit opinion to be rendered on their entity financial statements for statutory or other reasons. In fiscal 2010, with the transition of the head office of the Company to Ottawa, a new audit partner at EY in Ottawa was appointed as audit partner for the Company’s account and the audit team is now primarily composed of members of EY’s Ottawa practice.  Another EY partner, independent of the Company’s account, is also responsible for reviewing all significant accounting and audit decisions.

In 2003, the Audit Committee of the Board approved a policy that determined and limited the types of engagements on which the services of EY might be used. Such services are limited to the types of engagements for which a summary of fees for the last two years is provided below. The engagement of EY, and the fees to be charged for such services are subject to pre-approval by the Audit Committee.

The fees, including out-of-pocket expenses, for all services performed by the auditors for the years ended October 31, 2010 and October 31, 2009 are set out below.

	2010 ($000s)	2009 ($000s)
Audit services	2,335	4,853
Audit-related services	357	2,301
Tax services	29	285
Total	2,721	7,439

In fiscal 2010, the Company paid additional fees related to services rendered for fiscal 2009 in the amount of $269,000 for audit services that are not reflected in the table above.

Audit Services – an audit engagement is one in which EY, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of Nordion, the opinions issued on subsidiaries of Nordion as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which Nordion exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of Nordion employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of EY to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to our filed financial reports. From time to time, EY may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which EY has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of Nordion and to certain entities that are controlled by Nordion but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

Pre-Approval Policy for External Auditor Services – the Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors.

The Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category as follows:

(1)
Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are reported to the Audit Committee at least quarterly.

(2)
Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Audit Committee and, as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Audit Committee annually reviews and pre-approves the services on this list.

(3)	Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Audit Committee.

All fees paid to the independent external auditors for 2010 were approved in accordance with the pre-approval policy.

Shareholder Proposals
There are no shareholder proposals to be considered at the Meeting. Shareholder proposals to be considered for inclusion in next year’s Management Proxy Circular for the Company’s 2012 Annual Meeting of Shareholders must be submitted no later than October 7, 2011.

Section 3:  Disclosure of Compensation and Other Information

We believe that it is essential for shareholders to understand how executives are paid at Nordion.
To that end, this section of the disclosure is intended to share the philosophy behind the decisions made by the Board of Directors and the HRCC with respect to the approach used to determine Directors’ and Executive Compensation.

The Company believes that Executive Compensation must be aligned with business performance.  In order to attract and retain the best talent we believe that outstanding performance should attract outstanding rewards.  Similarly, poor performance should be reflected in the compensation earned for that period.

In 2010, the Board of Directors undertook an extensive review of all the terms and conditions related to Executive Compensation.  Within the context of the Company’s strategic repositioning and a variety of emerging trends and best practices in Executive Compensation, the Company, in partnership with independent experts, implemented a variety of changes to the Executive Compensation package.  The changes include the following:
o
Introduced a new Executive Compensation framework (including base salary ranges, short term incentive targets and long term incentive targets) that aligns with the size, geographic location, structure and strategy of the Nordion business.

o	Shifted policy from single trigger to double trigger equity plan vesting in a Change In Control scenario;
o	Limited eligibility for Change In Control provision.
o	Introduced share ownership guidelines and the requirement for retention of exercised stock options until Share Ownership Guideline requirements are achieved.
o	Suspended the Medium Term Incentive Plan (MTIP).
o	Eliminated tax gross up in relation to 280G requirements upon Change In Control (US tax filers only).
o	For some executive levels, reduced the length of the severance period to align with market practice.
o	Reduced severance multiplier for CEO upon Change In Control from 3x to 2x annual compensation.
o	Suspended grants of Restricted Share Units and Deferred Share Units in 2010.

It is no surprise to the Board of Directors that Executive Compensation continues to be an area of shareholder interest.   We are committed to continually monitoring the performance of the Company so that the Executive Compensation is in-line with this performance.   In keeping with this oversight, director compensation is also reviewed annually and in 2010, director fees were reduced to reflect the smaller size of the Nordion organization.

The Board of Directors has responsibility for Executive Compensation in conjunction with the HRCC.  The Committee is comprised of five independent directors including the Chairman of the Board as an ex-officio member, and is advised by independent experts in Executive Compensation.   Towers Watson provided this advice through the first half of 2010 with Aon Hewitt assuming this role in May, 2010.    The Committee meets six times annually with additional meetings, as required, to meet any unplanned governance or business requirements.    The HRCC work plan is designed so that the duties and responsibilities set out in the Committee Charter are properly discharged.

We believe the compensation programs described in this document are aligned with the business strategy in addition to governance and industry best practices.

“William Etherington”                        “William Anderson”
William Etherington                                                                                     William Anderson
Chair of the Human Resources & Compensation Committee                Chair of the Board of Directors

Section 3a:  Directors’ Compensation

In fiscal 2010, 11 directors were independent and were remunerated by the Company solely in their capacity as directors. Neither Stephen DeFalco, the former President and CEO of the Company, nor Steve West, the new CEO received compensation as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based Deferred Share Units (“DSUs”) as described in the following chart. Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings. Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,445 in addition to the attendance fees. If a Board or committee meeting is held on consecutive days, the director is paid one $1,445 travel fee. Upon appointment or election, a director receives a one time DSU grant which is allocated over two years under the following schedule: one-third on the date of appointment or election; one-third on the first anniversary date; and one-third on the second anniversary date. In addition to the appointment or election grant, a director also receives an annual grant of DSUs as set out in the compensation table that follows.

The Environment, Health, Safety and Governance Committee (“EHS&G”) reviews director compensation every year with the assistance of independent compensation consultants. Overall compensation is based upon a number of factors including workload and responsibility of Board and committee members and a review of compensation of a peer group of North American companies in order to remain competitive and to attract and retain top candidates for the Board. In fiscal 2010, the EHS&G reviewed director compensation and reduced the fee schedule to reflect the smaller go forward organization.

The compensation payable to the Company’s directors in 2010 for Board and standing committee service is described in the following table. Note, all values in this document are in US dollars unless otherwise noted at the exchange rate of C$1 = US$0.963485

NON-EXECUTIVE DIRECTOR COMPENSATION
DIRECTOR’S FEE SCHEDULE (Effective February 1, 2010)
Approved by the Board on the recommendation of Corporate Governance & Nominating Committee on January 28, 2010

		Q1 2010	Q2–4, 2010
Annual Retainer – BOARD CHAIR1		$192,697	$144,523
Annual Retainer – DIRECTOR		$28,905	$24,087
Annual Retainer – COMMITTEE CHAIR
	Finance & Audit	$14,452	$14,452
	Human Resources & Compensation	$6,744	$4,817
	Environment, Health & Safety & Governance	$4,817	$4,817
	Technology2	N/A	$4,817
Annual Retainer – COMMITTEE MEMBER
	Finance & Audit	$4,817	$3,854
	Human Resources & Compensation	$2,890	$1,927
	Environment, Health & Safety & Governance	$2,890	$1,927
	Technology2	N/A	$1,927
Annual grant value of deferred share units (100% vested on grant date)3
Annual DSU Grant BOARD CHAIRMAN		$57,809	$96,349
Annual DSU Grant DIRECTOR		$57,809	$43,357
Each Board or committee meeting attended (in person or if held by telephone)4,5		$1,445	$1,445
Appointment or Election Grant value of deferred share units6		$96,349	$43,357

1	No additional retainers or meeting fees are paid to the Chair in his capacity as a director or as an ex-officio member of the committees.
2	The Technology Committee was formed in June 2010.
3	DSUs are 100% vested at the time of grant and are paid out when a member ceases active service on the Board.
4
In cases where Board or Committee phone meetings are less than one hour, fees will not generally be paid. The Board or Committee Chair has the discretion to decide if business conducted in shorter meetings justifies fees being paid. Service on special purpose ad hoc committees is viewed as part of a director’s overall responsibility and additional fees will not generally be paid. The Board has discretion to vary this where necessary and has done so during fiscal 2010 in relation to the special committee.

5
Directors who reside outside of Ontario or Quebec who are required to travel to Board or committee meetings held in Ontario or Quebec are paid a travel fee of $1,445 in addition to the attendance fee. If a Board or Committee meeting is held on consecutive days, the director is paid one $1,445 travel fee.

6	Appointment or election grants are allocated over two years.

The total remuneration paid to independent directors during the fiscal year ended October 31, 2010, is set out in the following table:

Name	Board Retainer ($)	Standing Committee Member/ Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees Earned ($)	Share Based Awards ($)1,2	All Other Compensation ($)3,4,5	Total Compensation Paid ($)	Portion of Fees Taken in Cash or in DSUs7
Paul S. Anderson6	13,248	1,927	5,781	4,336	25,291	0	0	25,291	100% DSUs
William D. Anderson	115,618	3,613	5,781	5,781	130,793	96,349	21,678	248,820	100% Cash
William G. Dempsey	25,291	9,153	10,117	14,452	59,013	75,474	4,336	138,823	100% DSUs
William A. Etherington	25,291	8,912	14,452	14,452	63,108	43,357	0	106,465	100% DSUs
Robert W. Luba	25,291	14,211	14,452	20,233	74,188	43,357	32,518	150,063	Retainer in DSUs Fees in Cash
James S.A. MacDonald6	60,218	1,927	4,336	1,445	67,926	43,357	21,678	132,961	100% Cash
Richard H. McCoy6	13,248	3,372	5,781	5,781	28,182	0	0	28,182	100% DSUs
Mary A. Mogford	25,291	7,708	14,452	14,452	61,904	43,357	0	105,261	100% Cash
Adeoye Y. Olukotun	12,044	1,927	5,781	7,226	26,978	14,452	2,890	44,320	100% DSUs
Kenneth Newport	6,022	0	1,445	2,890	10,357	14,452	0	24,810	Retainer in DSUs Fees in Cash
Gregory P. Spivy6	19,270	3,372	8,671	8,671	39,985	75,474	36,853	152,312	100% DSUs

1
In lieu of stock options, upon initial appointment or election, a director receives a grant of $96,349 (Q1) or $43,357 (Q2-Q4) in DSUs which are allocated over two years. Mr. Dempsey and Mr. Spivy received an installment of the appointment grant in the amount of $32,116.

2	The directors receive an annual grant of $43,357 in DSUs.
3	Robert Luba, James MacDonald, William Anderson and Gregory Spivy received quarterly cash payments in the total amount of $108,392 for membership on the special committee.
4
Directors who reside outside of Ontario or Quebec and who were required to travel to Board or committee meetings held in Ontario or Quebec were paid a travel fee equal to $1445 in addition to the attendance fee. If a Board or committee meeting was held on consecutive days, the director was only paid one $1,445 travel fee.

5	The directors do not receive pension benefits, perquisites or other annual compensation.
6	Paul Anderson and Richard McCoy retired from the Board on March 11, 2010. Gregory Spivy retired from the Board on May 28, 2010. James MacDonald retired from the Board on June 24, 2010.
7
Six of the 11 independent directors took all of their fees in DSUs. DSUs are payable in cash upon retirement of a director or, at the discretion of the Board, at a later date. Payment is based upon the TSX five-day average closing price as at their retirement from the board or, if payment is deferred, the TSX five-day average closing price immediately prior to receipt of notice from the former director of his or her election to convert the DSUs to cash.

The following tables provide information on the number and value of each director’s outstanding options and DSUs as of October 31, 2010. Director option grants were discontinued in 2003.

Outstanding Director Option-Based Awards
	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options1 ($)
Paul. S. Anderson2	0			0
William D. Anderson	0			0
William G. Dempsey	0			0
William A. Etherington
2002 Incentive Award	2,500	$20.92	19-Dec-12	0
2001 Incentive Award	3,000	$18.21	20-Dec-11	0
2001 Incentive Award	10,000	$18.29	1-Aug-11	0
Robert W. Luba 3
2002 Incentive Award	2,500	$20.92	19-Dec-12	0
2001 Incentive Award	3,000	$18.21	20-Dec-11	0
2000 Incentive Award	2,500	$21.20	22-Dec-10	0
James S. A. MacDonald2	0			0
Richard H. McCoy2	0			0
Mary A. Mogford3
2002 Incentive Award	2,500	$20.92	19-Dec-12	0
2001 Incentive Award	3,000	$18.21	20-Dec-11	0
2000 Incentive Award	2,500	$21.20	22-Dec-10	0
Kenneth Newport	0			0
Adeoye Y. Olukotun	0			0
Gregory P. Spivy2	0			0

1	Calculation is based on the closing share price of C$11.42 on the Toronto Stock Exchange at October 29, 2010, and converted to US dollars.
2	Paul Anderson and Richard McCoy retired from the Board on March 11, 2010. Gregory Spivy retired from the Board on May 28, 2010. James MacDonald retired from the Board on June 24, 2010.
3	Robert Luba and Mary Mogford each had 4,200 options that expired December 9, 2009.

OutstandingDirector Share-Based Awards
	Share Based Awards1
Name	Number of Units Granted in Fiscal 2010	Year-end Value of Units Granted2 ($)	Number of Shares or Units that Are Outstanding3	Market Payout Value of Share Awards Outstanding2,3 ($)
Paul. S. Anderson4,5	0	0	0	0
William D. Anderson	10,984	120,859	31,162	342,878
William G. Dempsey	8,604	94,674	49,324	542,713
William A. Etherington	4,943	54,387	61,236	673,775
Robert W. Luba	4,943	54,387	65,386	719,444
James S. A. MacDonald 4,5	4,943	54,387	0	0
Richard H. McCoy4,5	0	0	0	0
Mary A. Mogford	4,943	54,387	36,348	399,940
Kenneth Newport	1,313	0	1,890	20,798
Adeoye Y. Olukotun	1,527	16,807	4,456	49,026
Gregory P. Spivy4,5	8,604	94,674	0	0

1	Share-based awards encompasses: (a) the annual grant of 4,943 units; and (b) the appointment grant installment of 1,313 units for Kenneth Newport and 1,527 for Adeoye Olukotun.
2	Calculation is based on the closing share price of C$11.42 on the Toronto Stock Exchange at October 29, 2010 and converted to US dollars.
3	The directors’ current DSU holdings in the Company.
4	DSUs were paid out during the year to James MacDonald, Richard McCoy and Gregory Spivy.
Paul Anderson elected to receive no payment for his DSUs. Nelson Sims retired March 12, 2009 and elected to have his DSUs donated to the Ocean Reef Foundation in the amount of $298,994 in 2010.
5	Paul Anderson and Richard McCoy retired from the Board on March 11, 2010. Gregory Spivy retired from the Board on May 28, 2010. James MacDonald retired from the Board on June 24, 2010.

Director Deferred Share Unit Plan
Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer, in the form of DSUs (the “Elected Deferral”) under the Deferred Share Unit Plan for Non-Executive Directors.  During 2010 and following the retirement of Messrs. Paul Anderson, MacDonald, McCoy and Spivy, two of the six remaining independent directors received all of their compensation in the form of DSUs.  In 2010 the plan was amended to clarify the timing of both the annual election to receive compensation in DSUs and the cash payment made to directors on cessation of service on the Board.

Under the terms of the plan, on the last day of each fiscal quarter, the number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral are credited to the account maintained by the Company for each independent director who has elected to participate in the plan. The price used to determine the number of shares credited to each account is equal to the five-day average closing price as at the last day of the fiscal quarter.

On cessation of service on the Board, US directors are to be paid the cash value of their holdings within 30 days. Canadian and other non-US directors have the right to elect to receive payment of the cash value of their holdings no later than the last business day of December in the calendar year following the year in which cessation of service occurs. The plan terms provide that directors receive, net of any applicable withholdings, a lump sum cash payment equal to the number of DSUs standing to their credit under the plan, multiplied by the TSX five-day average closing price as at their cessation of service from the Board or, if conversion and payment has been deferred, the TSX five-day average price immediately prior to the date of receipt of the written request from the retired directors of their election to convert their units.

Director Ownership Guidelines and Directors’ Ownership
The Board of Directors believes that ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of shareholders. The Board established in 2003 a guideline providing for each independent director to own shares in the Company (which include DSUs) with a value equal to 5.0 x his/her annual retainer. Directors are given three years from the date of election to the Board to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional ownership required to meet such increase.

As noted in the director biographies, as at October 31, 2010, three of the six independent director nominees exceed the minimum ownership guidelines. William Anderson, who became Chair in January 2010, has until January 2013 to meet his new ownership requirements. Messrs. Olukotun and Newport joined the Board in May and September 2010, respectively, and will have until 2013 to meet their minimum ownership requirements. Mr. West, who joined the Board on January 8, 2010, will have five years from the date of his appointment as CEO to meet the executive ownership requirements, and the new nominees, if elected, will have until 2014 to meet their ownership requirements (see Share Ownership section on page 29).

Directors’ and Officers’ Liability Insurance
The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company. The Company has also entered into individual indemnity agreements with each of the directors.

The Company provides insurance for the directors and officers of the Company, its affiliates and subsidiaries against liability incurred by them in their capacity as directors or officers of the Company, its affiliates and subsidiaries.

The insurance policies provide coverage to a total limit of $140,000,000 for the protection of the personal liability of the directors and officers and include insurance to reimburse the Company for its indemnity of its directors and officers up to a limit of $100,000,000 per policy year. In addition, the Company maintains a Side A policy in the amount of $40,000,000 which is reserved solely for the directors and officers. Each loss or claim for which the Company seeks reimbursement is subject to a deductible of between $1,000,000 to $ 2,000,000 payable by the Company depending upon the nature of the claim. The total annual premium for the directors’ and officers’ liability policy is $1,083,741 which is paid in full by the Company.

Section 3b: Executive Compensation

This disclosure is intended to communicate the compensation provided to the Company’s CEO, the Chief Financial Officer (the “CFO”) and the three other most highly compensated executive officers of the Company (collectively, the “Named Executive Officers” – “NEO”).  For 2010, information will be provided for both the outgoing and incoming CEO and both the outgoing and incoming CFO, along with the three other most highly compensated active executive officers of the Company which include: Ken Horton, EVP, Corporate Development and General Counsel; Peter Covitz, SVP, Innovation; and Kevin Brooks, SVP, Sales and Marketing. Also disclosed in 2010 for completeness, are the most highly compensated former employees for whom disclosure would have been required had they remained active employees at the end of the 2010 fiscal year: David Spaight, President MDS Pharma Services, and Tom Gernon, Chief Information Officer.  In total, nine individuals are included in the 2010 disclosure. (“Active” NEO are those who are currently on the Company’s payroll and are engaged in the development and implementation of the strategic and business operating plans of the Company.)

Compensation Committee
In alignment with its mandate, the Human Resources & Compensation Committee (“HRCC”) reviews Company and senior management performance, makes recommendations to the Board of Directors on compensation for the CEO and approves the compensation for the CEO’s direct reports, including the NEO. The members of the HRCC during 2010 included William Etherington (Chair), Robert Luba, William Anderson (ex officio), Mary Mogford, Adeoye Olukotun, Gregory Spivy, Richard McCoy, Paul Anderson and James MacDonald (ex officio), each of whom was an independent director. Richard McCoy and Paul Anderson retired from the Board prior to re-election. James MacDonald and Gregory Spivy were re-elected to the Board in March 2010 and members of the HRCC, however, they then resigned from the Board in June 2010 and May 2010 respectively. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation for the CEO.

In its review process, the HRCC relies on input from management on the assessment of executives and Company performance relative to its operating plan. On an annual basis the Company typically undertakes an extensive review and assessment of its senior management team and reports its findings to the HRCC. The assessment and review focuses on performance measurements for senior management. Annually, the CEO, with HRCC input, presents the Board of Directors with an enterprise-wide succession plan, including a detailed assessment of the senior management talent pool. During the compensation review process, the CEO presents the HRCC with the talent assessment, performance results and compensation recommendations, including comparisons to market data.

The HRCC follows a comprehensive work plan such that a review of all elements of Executive Compensation and related areas occur on a regular basis. To improve governance related to the performance of the Company when approving payments for incentive plans, the Audit Committee also reviews results related to the performance of the Company prior to HRCC approval. The HRCC work plan, including key review topics and timing, is set out below:

HRCC Annual Work Plan
• HRCC Charter • Independent Consultant Annual Assessment • New Trends in Executive Compensation	• Executive Compensation Program Terms • Retirement Plans	• Talent and Succession Plans • Stock Option Grant (if applicable) • Executive Terms and Conditions	• Compensation Strategy & Philosophy • Compensation Benchmarking • Incentive Plan Design	• Performance Targets (looking forward)	• Financial Results for Incentives (looking back) • Salary Review • Share Ownership • CEO Performance Goals and Results

January	March	June	September	October	December

Audit Committee Approval of Results

Independent Advice
The HRCC has engaged Aon Hewitt (formerly known as Aon Consulting) since May 2010 as its Executive Compensation consultant to provide independent advice to the HRCC on all matters relating to the CEO and other Executive Compensation. After a rigorous selection process, Aon Consulting was selected to replace Towers Watson in May 2010 and subsequently became Aon Hewitt. The recommendations and advice from Aon Hewitt include governance practices related to compensation programs in the Canadian general industry, and the global life sciences industry and market competitive compensation data for the CEO and direct reports. Towers Watson attended all of the HRCC meetings prior to May 2010 and Aon Hewitt attended all of the HRCC meetings for the remainder of the 2010 fiscal year. Total fees and expenses paid to Towers Watson in fiscal 2010 for its role as advisor to the HRCC were approximately $78,000 and total fees and expenses paid in fiscal 2010 to AON Hewitt, for its role as advisor to the HRCC were approximately $135,000.

In order to provide an independent view to the HRCC, Aon Hewitt commits to the following:

Fee Transparency

Aon Hewitt will provide Compensation Committees with an annual summary of all services provided and fees charged by the firm and its subsidiaries.

Restricted Selling

Aon Hewitt’s Executive Compensation consultants, who are hired by Boards, may only sell and manage compensation consulting services related to the Board’s engagement. Aon Hewitt’s Executive Compensation Consultants are not permitted to sell or manage projects covering other non-compensation consulting services.

Distinct Agreements

To enhance transparency and reduce potential conflicts, Aon Hewitt’s Executive Compensation engagements with Compensation Committees are in writing and may not cover the provision of non-compensation consulting services.

Separated Account Management

Aon Hewitt’s multi-service client relationships are managed by professional account managers who are not involved in the provision of consulting services to the client’s Board of Directors.

Scope of Work Restricted

Aon Hewitt’s Executive Compensation consultants work only with the Board of Directors or the Company. Aon Hewitt does not represent individual executives or negotiate employment contracts on their behalf.

Incentive Compensation

Aon Hewitt’s Canadian consulting practice is a unitary practice with its own set of financials. As part of that structure, the firm’s Executive Compensation consultants’ incentive pay is based on individual sales targets and on the results of the Canadian consulting unit. In addition, Aon Hewitt’s compensation consultants are ineligible for incentive pay related to cross-selling services.

In addition to the commitments described above, if the Company requests additional work unrelated to their Executive Compensation practice, Aon Hewitt cannot accept the request without pre-approval by the Chair of the HRCC.

Through the transition period when Aon Consulting replaced Towers Watson and Aon Consulting then merged with Hewitt Associates, a number of legacy contracts were already in place as follows:

o	Aon Consulting provided management consulting services with estimated fees of $20,230.

o	Hewitt Associates is the Investment Consultant and Actuary for the Nordion Defined Benefit plan.

o
Aon Consulting provides brokerage services related to the Belgium Defined Benefit plan. The HRCC Chair approved a one-time exception for Aon to complete a valuation of the Belgium Defined Benefit plan for 2010. The associated fees are expected to be less than $9,640.

o
Aon Risk Services (ARS) provides insurance services to the Company. The approximate annual fees/premiums paid to ARS for insurance services (excluding Director’s and Officer’s Liability insurance) were in the range of $300,000. These fees are expected to reduce as a result of the divestitures.

o	ARS is also the manager for the Company’s captive insurance company (DXRX) out of Barbados with annual fees of approximately $38,540.

The HRCC reviewed the services being provided by Aon and noted that the Aon Consulting business (now Aon Hewitt) is a separate business unit structure with a separate revenue stream as it relates to Aon Risk Services (ARS).   The committee reviewed the services provided by Hewitt to manage the Company’s Defined Benefit plan and the brokerage services provided by Aon Hewitt in Belgium and determined that there is no conflict of interest that would impact the independent advice provided by Aon Hewitt to the HRCC.

Compensation Discussion and Analysis
The Company operates in a very competitive industry. The Company designs programs under the direction of the HRCC to compensate executives in a strong pay-for-performance culture which directly links incentive rewards to both financial and individual performance. Executive Compensation programs must be competitive with other companies in order to attract and retain the senior leadership required to build the Company.

The guiding principles of our pay-for-performance approach are:

1.
We will have performance-based compensation programs that create shareholder value and are designed to drive the Company’s business strategy with an acceptable risk profile through legal and ethical means.

2.	We will create total compensation packages that are fair to shareholders, attractive to executives, affordable to the Company and proportional to the employee’s contribution.

3.	We will create pay practices that are consistent with market best practices appropriate for Nordion’s business.

4.	We will have strong oversight of our compensation packages by the HRCC.

5.	We will communicate our compensation packages clearly in a transparent and understandable fashion.

The talent management and compensation review process promotes the differentiation of compensation paid to executives based on yearly performance and long-term potential. Talent review sessions are held annually and the review and assessment of the senior talent pool is shared with the HRCC and with the Board of Directors on an annual basis. Base salary, annual incentive payouts and equity compensation paid in the form of stock options reflect the performance differentiation, with a greater proportion of compensation paid to high potential, high performing executives.

The pay philosophy of the Company incorporates a strong pay-for-performance approach by providing competitive cash compensation and benefits with upside potential that is linked directly to shareholder value-creation. In general, the Company’s “target positioning” provides competitive pay (fiftieth percentile relative to the market) for achieving target or expected performance, with above average pay when the Company has achieved exceptional performance when measured against its business plan or competitive performance benchmarks. The HRCC also conducts periodic reviews of compensation practices to establish competitive and reasonable programs to meet the Company’s objectives.

The total compensation program for senior management incorporates a pay-for-performance approach that is composed of the following components: “fixed compensation” that includes base salary, benefits and retirement programs and “performance-related compensation” that includes annual and long-term incentive plans. Rewards are contingent upon organizational performance to ensure a strong alignment with shareholders’ interests.

Role	Base Pay	Annual Incentive Plan	Long-Term Incentives	Total Direct Compensation
CEO	37%	25%	38%	100%
CFO	54%	19%	27%	100%
SVP	69%	17%	14%	100%

Peer Group
In order to develop a compensation framework that is appropriate and competitive, the HRCC reviews the compensation levels and program design of a variety of organizations in the market. During 2010, for purposes of Executive Compensation review, including compensation for the incoming CEO and Direct Reports, and development of the new compensation architecture two peer groupings were used:

•
Select Sample – represents autonomous, publicly traded companies in the Towers Watson Compensation Data Bank (CDB) with revenue between C$100 million and C$1.5 billion, excluding certain industries (e.g., energy, financial services, oil & gas, professional services, retail).

•
Broad Canadian General Industry – represents autonomous, publicly traded companies in the Towers Watson Compensation Data Band (CDB) (with no revenue restrictions), excluding certain industries (e.g., energy, financial services, oil & gas, professional services, retail). Data were size-adjusted using single regression analysis to the revenue scope of the organization.

The HRCC benchmarked all elements of Executive Compensation at the market median or fiftieth percentile against these peer groups.

The companies included in the Towers Watson Canadian compensation data bank include:

Select Sample Peer Group:

Cogeco	Great Canadian Gaming Corporation	High Liner Foods
IAMGOLD	MacDonald, Dettwiler and Associates	Menu Foods Income Fund
Open Text	Patheon	SFK Pulp
ShawCor	Sierra Wireless	SunOpta
TimberWest Forest	Uni-Select

Broad Canadian General Industry Peer Group:

Agrium	Barrick Gold	Bell Canada
Bombardier	Canadian Pacific	Celestica
Cogeco	Finning International	Great Canadian Gaming Corp.
High Liner Foods	IAMGOLD	Kinross Gold
MOSAID Technologies	MTS Allstream	MacDonald, Dettwiler & Assoc.
Maple Leaf Foods	Menu Foods Income Fund	Methanex
NOVA Chemicals	Open Text	Patheon
Research in Motion	Rogers Communications	SFK Pulp
SNC-Lavalin Group	ShawCor	Sierra Wireless
Silver Standard	SunOpta	TELUS
Teck Resources	Tembec	TeraGo Networks
TimberWest Forest	Uni-Select	World Color Press

The NEO are paid in local currency based on the country of residence. In order to compare against US information from the peer group, those executives paid in US currency have their compensation converted to Canadian dollars based on an exchange rate averaged over 12 months at the time of comparison. The HRCC applies this timeframe to reduce the impact of short-term volatility between the two currencies.

The use of Canadian general industry data was intended to establish a baseline through the transition process and will be reviewed again during 2011, as the Company’s business strategy as a stand-alone business is executed.

The following chart sets out the Executive Compensation programs and corresponding performance linkage.

Element	Form	Business Performance Linkage	Performance Period	Determination
Base Salary	Cash	Market competitive base pay	One year	• Salary benchmarking at market median • Individual performance determines salary level within salary band
Annual Incentive	Cash	To incent performance in terms of profitability and revenue growth per the business plan	One year	• Salary benchmarking at market median • Corporate results • Individual objectives/results • Measured against Board of Director approved targets which directly link to the business plan
Long-Term Incentive	Stock Options	To incent long-term performance measured by improvement in share price	Vest over three years with a seven-year term1

• Grant value is based on market median compensation

• Final value is based on share price at time of exercise relative to the strike price using the closing market price on the business day on/or prior to the date of the grant using the higher share price reported on these two days

Benefits	Health, dental, pension, life insurance and disability programs	Market competitive retirement, health and welfare support	n/a	• Based on market median in local geography

1	A one-time special grant of options was awarded to active NEO in July 2010 which vest 100% three years from the grant date.

2010 Executive Compensation Programs
In 2010, the HRCC followed the process outlined above in that they reviewed the compensation practices of the Canadian general market survey data to arrive at a new Executive Compensation framework for senior management at the Company, which defines base salary ranges and performance-related pay opportunities for each level of executive and is in line with market practice for companies of a similar size to the go forward organization. The compensation framework reflects the compensation philosophy and market positioning described previously; that is, competitive pay (fiftieth percentile relative to the market) for achieving target and expected performance, with above-average pay when the Company has achieved exceptional performance when measured against its business plan or competitive benchmark performance. Executives are compared, based on their accountability and work complexity, with similar positions in the Company’s peer groups. The following table is a summary of the Executive Compensation framework applicable to the NEO. Information for the outgoing executives is presented in the context of the previous compensation framework.

Previous Compensation Framework

Role	Base Salary Range ($000s)			Target Incentive (% of Salary)	Target Equity (% of Salary)	Target Total Direct Compensation ($000s)
CEO	650	-	750	100%	300%	3,500	-	4,000
EVP	300	-	400	50%	120%	810	-	1,080
CIO	250	-	300	45%	100%	613	-	735

Applies to the following NEO:  Messrs. DeFalco, Prince, Spaight and Gernon. This framework also applies to Mr. Horton with the exception of target equity.

New Compensation Framework (Applies to active NEO)

Role	Base Salary Range			Target Incentive ($000s)	Target Equity ($000s)	Target Total Direct Compensation ($000s)
	($000s)
CEO1	402	-	543	294	434	1,129	-	1,271
SVP (CFO)1	225	-	304	92	135	452	-	531
SVP1	176	-	238	63	53	292	-	354

1
In 2010 a new Executive Compensation architecture was introduced. Under this new architecture incentive and target equity are based on fixed dollar amounts versus a percentage of base salary. The framework was set in Canadian dollars and then converted to US dollars.

Target Compensation

Name	Base Salary	Cash Incentive		Equity Awards3		Total Target Compensation
	$	%	$	%	$	$
S. DeFalco1	792,948	100	792,948	300	2,250,000	3,835,896
S. West2	433,568	66.48	288,236	100	433,568	1,155,373
D. Prince	409,481	50	204,741	120	491,377	1,105,599
K. Horton	355,000	50	177,500	120	426,000	958,500
D. Spaight	350,000	50	175,000	120	420,000	945,000
T. Gernon	298,680	45	134,406	100	298,680	731,767
P. Dans2	264,958	33.4	88,496	51	134,888	488,342
P. Covitz2	272,907	35	95,517	35	52,992	421,416
K. Brooks2	245,689	31.41	77,171	23	52,992	375,851

1	CEO Equity is calculated from the market benchmark salary of $750,000, not actual salary
2
Messrs. West, Dans and Brooks’ cash incentive targets are prorated based on promotions that occurred in 2010. A new compensation architecture was introduced in 2010. Under this new architecture incentive and target equity are based on fixed dollar amounts instead of a percentage of base salary.

Messrs. West and Dans’ incentive targets were prorated between the old and new architecture. Their equity target was based on the new architecture, a fixed dollar amount instead of a percentage of base salary.

Messrs. Covitz’ and Brooks’ equity targets were based on the new architecture.
Their incentive target compensation remained as a percentage of base salary under the old architecture, given the timing of the introduction of the new architecture in 2010.
3	The value of equity awards is based on the expected value at target on day of grant.

Each year, the HRCC reviews the individual salaries of the NEO as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the peer groups), individual performance, responsibility and experience. Steve West was promoted to CEO of the Company in January 2010, and given a salary increase of $48,174 and a new AIP target on October 1, 2009, to recognize his expanded scope of responsibility. The HRCC reviewed benchmarking data presented by Towers Watson in determining his salary and AIP target increase. Peter Dans was promoted to SVP and CFO on February 1, 2010, and was given a salary increase of $14,452 and a new AIP target. As part of the new Executive Compensation framework introduced in 2010, the AIP targets were changed as noted in the above table.

Performance Pay
Annual Incentive Plan
The annual incentive plan is a cash performance plan under which a payment is made to senior management following the end of the Company’s fiscal year, based on the achievement of established financial goals and individual performance measured over the fiscal year. The HRCC and the Board of Directors review Company and individual performance and have final approval on the annual incentive to be paid to each executive. Prior to fiscal 2010, as per their employment contracts, payments under the annual incentive plan were based on the average AIP payment for the most recent three years for Messrs. Prince, Spaight and Gernon, and based on corporate results for the following executives: Messrs. West, Dans, Horton, Covitz, and Brooks. Mr. DeFalco did not receive any in-year AIP for fiscal 2010 as he did not meet the minimum three-month service requirement in fiscal 2010.

Based on the pay-for-performance philosophy previously discussed, both business and individual performance impact the incentive payment. Actual financial performance relative to the Annual Business Plan as approved by the Board of Directors typically determines the Business Performance Factor earned for financial results. The Business Performance Factor is multiplied by an individual performance factor ranging from 0 to 125% to determine the final incentive payment. Annual target payments were determined as a percentage of base salary under the previous compensation framework. As part of the review of the Executive Compensation framework the target payout was changed from a percentage of salary to a fixed dollar amount and applies to the NEO in the go forward organization except for Ken Horton whose award was based on the previous compensation framework described above. The maximum incentive that can be paid to any executive is 200% of target payout.

The incentive formula is set out below:

Target Payment (dollar amount by level)	x	Business Performance Factor 0 – 200%	x	Individual Performance Factor 0 – 125%	x	Eligible Earnings	=	AIP $ Payment

The primary business performance factor for 2010 is based on financial performance relative to approved revenue and EBITDA targets. The EBITDA target used in the annual incentive plan excludes: (1) amounts reported as Corporate and Other in the MD&A; (2) unrealized embedded derivative gains or losses resulting from the long-term US dollar contracts we have with certain suppliers. As a US dollar reporting company that sells a large portion of its products in US dollars, we believe that US dollar supply contracts provide the best economic value to the Company. However, as a Canadian-based company, when we purchase in US dollars from a non-US domiciled supplier, under GAAP an embedded derivative is created. The resulting gains and losses vary significantly and we believe do not reflect the underlying operating performance of the business; (3) an asset impairment charge related to the Belgium operations. The asset impairment charge in Belgium was a result of the deterioration of forecasts for a portion of the business located there. It was a one time, non-cash charge, and if the charge was not incurred the associated expense would have been recorded in depreciation, which is excluded from EBITDA. Therefore, the asset impairment charge was excluded from the measurement of financial performance; (4) any revenue and EBITDA from Mo-99 supplied from the AECL NRU reactor; and (5) MAPLE arbitration costs. MAPLE arbitration costs are largely driven by the timing of the arbitration proceedings. While management is focused on managing these costs, due to the uncertainty related to the timing and events related to the arbitration, it was decided to exclude these costs from the business performance target and results. The business performance factor for 2010 was based on the achievement of the revenue target, neutralized for any effects of foreign exchange (25% weighting), and the EBITDA target (75% weighting). In addition, certain senior executives, including the CEO and CFO, had their 2010 performance evaluation include financial performance of corporate and other segments relative to the transition costs associated with the wind down of the Toronto, Canada headquarters, and the establishment of the Ottawa, Canada headquarters. The weighting for the transition costs was 20% for those executives and the weighting for revenue and EBITDA were reduced to 20% and 60% respectively. All internal business plan targets, including the operational metrics used in the annual incentive plan targets, are approved by the Board of Directors at the beginning of the fiscal year at a level which, if achieved, will help generate value to our shareholders. The Finance & Audit Committee reviews the performance of the business at the end of the year and, following this review, the HRCC reviews and approves those results as applied to the incentive calculation.

At the meeting on December 9, 2010, the HRCC approved a 191% business performance payout factor for the CEO, and CFO and a 200% business performance factor for other active NEO based on business results. The payout reflected the performance of the business relative to stated plan metrics. For outgoing executives, 2010 AIP payments were made as part of the Change In Control payments and were not based on business or individual performance.

The HRCC determined the following business performance factors that were applied to the Company for 2010:

2010 AIP Business	Revenue ($ million)		EBITDA ($ million)		Transition & Corporate ($ million)		Final Payout
Performance Factor	Target	Result	Target	Result	Target	Result	Factor
Corporate (CEO & CFO)	200	214	36	49	31	29	1.91
Nordion (other active NEO)	200	214	36	49	–	-–	2.0

The AIP design was modified in 2010 to reflect a flat rate dollar amount rather than a percentage of salary. For Steve West the 2010 AIP payment was calculated under the previous plan architecture for two months and under the new plan architecture for 10 months. This timeframe coincides with the date of Steve West’s promotion to CEO of the Company. For Peter Dans, the 2010 AIP payment was calculated under the previous plan architecture for three months and under the new plan architecture for nine months. The timeframe coincides with the date of Peter Dans’ promotion to CFO of the Company.

For those executives who report directly to the CEO, the HRCC reviews and approves each executive’s individual performance factor relative to business results and the individual’s key accomplishments during the year. After hearing recommendations from the CEO, the HRCC approved the incentive payable to the CEO’s direct reports based on the assessment of business performance and individual performance. The following table sets out the annual incentive plan parameters and the 2010 incentive earned for each of the NEO.

Name	Target Payout	Payout Range	Target Payment	Business Performance Results	Individual Performance Factor	Actual Award	Actual Award
	(% of Salary)	(% of salary)		$(0–2.0)	(0–1.25)	(% of Target)	($)
S. DeFalco	100	0-200	792,948	-	-	0	0
S. West1	66.48	0-133	288,236	1.91	1.25	200	576,472
D. Prince2	50	0-100	204,741	-	-	82	168,078
K. Horton	50	0-100	177,500	2.0	1.15	200	355,000
D. Spaight2	50	0-100	175,000	-	-	41	72,500
T. Gernon2	45	0-90	134,406	-	-	81	109,346
P. Dans1	33.40	0-66.80	88,496	1.91	1.25	200	176,992
P. Covitz1	35.00	0-70	95,517	2.0	1.15	200	191,035
K. Brooks1	31.41	0-62.82	77,171	2.0	1.15	200	154,342

1
In 2010 a new Executive Compensation architecture was introduced. Under this new architecture, target incentive is based on a fixed dollar amount versus a percentage of base salary. Messrs. West and Dans’ incentive targets were prorated between the old and new architecture. Messrs. Covitz’s and Brooks’ incentive target remained as a percentage of base salary given the timing the new architecture was introduced in 2010.

2
For D. Prince, D. Spaight and T. Gernon, in accordance with the CIC policy, actual 2010 AIP awards were part of their severance payout and calculated using the average of the three most recent year AIP awards.

Transaction Incentive Plan
The Board of Directors approved, in principle, a transaction incentive plan (the “Incentive Plan”) on March 11, 2009, which was subsequently implemented on May 20, 2009. The Incentive Plan was designed to motivate and retain certain executive officers of the Company and to provide further incentive to these officers to assist in the evaluation and implementation of strategic alternatives available to the Company. Messrs. DeFalco, West, Dans, Prince, Spaight, Horton and Gernon participated in the Incentive Plan. The Incentive Plan established an incentive pool (the “Incentive Pool”) equal to 1% of the “enterprise value” of certain sale transactions, including the two sale transactions completed in 2009 (i.e. Pharma Services Phase II–IV and Central Labs), the sale of Analytical Technologies and the sale of Pharma Services’ early stage operations in 2010. In addition, as a result of the sale of Analytical Technologies and Pharma Services the enterprise value used to calculate the Incentive Pool also included the residual enterprise value of the Company which includes a $26 million adjustment for the net indebtedness of the Company as that term is defined in the Incentive Plan of the Company. The Incentive Pool was distributed to certain officers of the Company, including all of the NEO except for Messrs.   Brooks and Covitz as follows: Eighty percent (80%) of the Incentive Pool was allocated to the participants according to percentages previously established by the Board, and the remaining twenty percent (20%) of the Incentive Pool (the “Discretionary Portion”) was allocated among the participants under the Incentive Plan at the closing of the sale at the sole discretion of the Board. Payments under the Incentive Pool are summarized in the section entitled:   “Transaction Incentive Plan and US Internal Revenue Code 280G Excise Tax Gross Up” on page 39.

Equity Plans
As part of the review of the Executive Compensation framework, the Mid-Term Equity-based Incentive Plan consisting of Performance Share Units (PSUs) under the Medium-Term Incentive Plan (“MTIP”) was suspended. Grants under the Long-Term Incentive Plan (“LTIP”) are in the form of stock options. The emphasis on stock options reflects the link between business performance and stock performance. The governing principles of the equity programs are set out below:

•	Executives are granted stock options under the Long-Term Incentive Plan (LTIP) on a periodic basis, subject to review and approval by the HRCC.
•	The HRCC recommends and requests approval from the Board of Directors equity grants for the CEO.
•	The CEO recommends and requests approval from the HRCC for equity grants to each of his direct reports, as well as for the aggregate equity pool to be granted to business unit and corporate employees.
•	The equity grant for each executive is based on enterprise-wide business unit performance and individual performance, key skills and expected future contributions.

The following chart sets out the target equity incentive mix that was previously in place and applies to the following NEO: S. DeFalco, D. Prince, D. Spaight and T. Gernon.

Role	Target Equity (% salary)	Target Equity Mix	Equity Type

CEO	300%	33% MTIP	Performance Share Units
		67% LTIP	Stock Options
EVP	120%	50% MTIP	Performance Share Units
		50% LTIP	Stock Options
CIO	100%	50% MTIP	Performance Share Units
		50% LTIP	Stock Options

The following chart sets out the target equity incentive mix that was established in conjunction with the implementation of the new Executive Compensation architecture in 2010 and applies to the following NEO:
S. West, P. Dans, P. Covitz and K. Brooks.

Role	Target Equity ($)	Target Equity	Equity Type
		Mix
CEO	434	100% LTIP	Stock Options

CFO	135	100% LTIP	Stock Options

SVP	53	100% LTIP	Stock Options

Due to the work of the special committee of the Board regarding business unit divestitures, it was determined the Company was in possession of material undisclosed financial information throughout 2009. As a result, the Company operated in a continuous blackout period for the balance of 2009 and was unable to make a mid-year stock option grant, which typically occurred in June of each year. In addition, there was no 2009 MTIP grant which would have typically occurred in December 2009 for all executives, including the CEO. There was a special one-time grant of stock options for active executives at 3 x target on July 13, 2010 in consideration of the signing of a new set of Employment Terms and Conditions and to align total compensation to market levels. The stock options vest 100% after three years from the grant date and have a seven-year term.  Messrs. West, Dans, Covitz and Brooks received a grant at this time (see page 33for Option Based Awards).

The stock options were issued on July 13, 2010 which was the fourth trading day after the announcement of the new supply agreement with Lantheus Medical Imaging, Inc. for the supply of Molybdenum-99 (Mo-99) which was deemed to be a material announcement. The HRCC approved a target dollar value for each position and the number of options was calculated using the 30 day average share price on the TSX from June 13 to July 12 (C$9.02) with a Black Scholes value of 34%.

All of the NEO received cash payments in March 2010 related to the immediate vesting of prior year equity grants as a result of the Change of Control related to the divestitures. These payments are covered under the section titled “Change In Control” on page 37.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grants as of October 31, 2010.

Plan Category	Common Shares To Be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	Common Shares Remaining Available for Future Issuance Under the Company’s Stock Option Plan
Equity compensation plans approved by security holders	4,332,450	C$16.53, US$15.88	6,544,860
Equity compensation plans not approved by security holders	–	–	–
Total	4,332,450	C$16.53, US$15.88	6,544,860

In addition to the Stock Option Plan, the Company sponsors an employee share ownership plan under which employees can purchase the Company’s Common shares at the market price as traded on the Toronto Stock Exchange. Shares are purchased monthly on the last business day of each month. Employees can contribute 10% of their salary by payroll deduction. The Company will match up to 10% of their contribution. In 2010 the plan was amended to remove the $10,000 cap associated with employee contributions. The plan was also amended to reflect the new Company name and is now called “Nordion Inc. Employee Share Ownership Plan.”

Recoupment Policy
Recoupment provisions are in place under the US Sarbanes-Oxley (SOx) legislation as well as in respect of contract provisions and the performance share unit grants. The objectives behind implementing recoupment provisions in the plans are to either stop payments (severance) or require repayment of funds and cancel equity to support contract terms, as well as govern against intentional financial wrong doing. Recoupment may be applied in the following scenarios:
•	SOx – Applicable to the CEO and CFO in the event of misconduct leading to a corporate financial restatement including both cash and equity incentive awards.
•
Change In Control – In the event that an executive breaches any of the restrictive covenants contained in any non-competition and non-disclosure agreement that he/she executed with the Corporation, the Corporation will take whatever steps are required to recover the lump sum severance payment and equity payments. In addition, all outstanding stock options will be immediately cancelled.

•
MTIP – In circumstances where the actions of the participant giving rise to Cause occurred prior to the vesting date, but were not discovered until after such date, the participant is required to re-pay to the Company an amount equal to payments previously made or the aggregate fair market value of shares.

•
Executive Contracts (Termination) – In the event an executive breaches any of the restrictive covenants contained in the Employee Non-Competition, Non-Disclosure or Non-Solicitation terms, they will immediately forfeit all outstanding severance payments and outstanding options will be immediately cancelled.

In addition to the plan provisions listed above, the HRCC approved a more encompassing recoupment policy at the December 4, 2008 HRCC meeting which was implemented in 2009. This policy provides governance in alignment with market practices. It allows for the Company to recover incentive pay and equity from an executive in certain circumstances where the executive caused or is a significant contributor to financial restatement. The policy applies to all executives who are required to sign off on this policy. All new contracts include language reflecting this policy.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 in local currency invested in Common shares of the Company on October 31, 2005, on the Toronto and New York stock exchanges, with the cumulative total return of the S&P/TSX Composite Index and the NYSE Composite Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Executive payments in 2010 reflect the significant organizational restructuring that occurred during the year.  Compensation levels reflect the CIC and severance payments made to outgoing executives to close out their employment contracts. For active NEO, the 2010 annual incentive plan payments reflect strong business results. A portion of Executive Compensation remains at risk and is directly aligned with business performance. Stock option grants issued to NEO prior to 2010 have exercise prices that exceed the closing stock price as of October 29, 2010, and have no value.  Although the exercise price for the 2010 special stock option grant awarded to active NEO is lower than the stock price as of October 29, 2010, this option grant includes a three-year cliff vesting provision.  Therefore, the NEO receive no benefit until 2013 and any benefit will be directly related to share price growth resulting from business performance (see Executive Compensation – Compensation of Named Executive Officers section on page 30).

In 2009, Company performance was below target for the annual incentive plan however, in recognition of the significant amount of effort and resources required for the business unit divestitures, a 50% payment was made in respect of this plan. The unvested portion of the MTIP performance unit grant made on October 31, 2006, expired and no payment was made in respect of this grant in 2009, nor did Company performance result in any partial vesting for the PSU grant made on December 7, 2007.

In 2008, incentive payments were substantially below target, the stock options’ grant price was lower than the market price and no vesting of performance share units occurred. These results were in alignment with the decreased share prices.

Rewards to executives in 2007 were in alignment with increases to shareholder value on the NYSE Composite Index. In 2007, incentive payments were above target and partial vesting of performance share units occurred. Rewards to executives in 2007 were higher in alignment with increases to shareholder value on the NYSE.

CEO Performance

In 2010, the HRCC assessed the overall performance of the CEO on the basis of his contribution as set out in the following chart.

2010 CEO Performance Goals and Results.

Performance Category	Goals	Achievement Relative to Goal
Meet 2010 Business Plan	• Drive revenues • Meet or exceed EBITDA: (excluding Maple legal)	• Exceeded revenue targets approved by the Board of Directors • Exceeded EBITDA targets approved by the Boards of Directors
Implement Transition Plan
• Manage costs to budget

• Meet planned run rate for corporate costs

• Respectful environment for transitioning employees – retention rate

• Timely hiring in Ottawa:

o 41 Corporate FTEs by June 30

o 13 NRU FTE positions

• Meet quarterly public filings on time

• Exceeded targets approved by the Board of Directors for Transition

• Met targets for plan run rate for corporate costs

• Achieved Top 100 Employer status for 2nd year in a row

• Retention rate at Oct. 31, 2010 = 95.3% (May 30, 2009 rate was 95.4%)

• 40 FTEs hired at Oct. 31, 2010 (97.5% fill rate)

• 13 FTE hired at Oct. 31, 2010 (100% fill rate)

• Quarterly public filings completed on time

Nordion Strategy as Stand-alone Entity
• Renewed strategy documented – Board alignment, quarterly report

• Core business goals – three-year financial outlook

• Growth plan – forecast milestones and metrics in place

• Portfolio management and diversification – regular review of progress and decision gates

• Innovation Plan, Pipeline, Budget – TheraSphere clinical plan implementation

• Board alignment achieved, quarterly reports submitted for each quarter

• Core three-year outlook plan presented and approved

• Range strategy plan in process

• Forecast milestones and metrics in place

• Regular schedule for review of progress in place and decision gates established

• Innovation plan defined, budget established and on track. TheraSphere clinical plan on target. FDA reviews completed.

Effective Isotope Supply Plans
• Long range strategy in place – three-year plan defined/agreed

• Alternative supply options – progress versus options and 2010 plan milestones

• GR & Media Plan – stakeholder support, govt. engagement

• Evaluate cobalt supply options – long range plan 2010

• Support Maple legal process – manage resources to budget, arbitration process support, docs, info, expert witness

• Three-year plan is in place and is approved. New strategic direction accepted by Board in June.  Implementation plan under development.

• Continued progress and updates being implemented. Significant progress on new supply options Russia contract.

• Shareholder/IR meetings well received.

• Progress on supply options being made. Contract extended until 2020 with OPG

• Process is on track.

CEO Leadership
• Renewed management team roles and responsibilities, officers, diligence – February Announcement

• Communication plan with Shareholders – plan and engagement reporting

• Implement public company governance – legal reviews, training Q2, Q3

• Executive coaching – regular feedback and program discussed with Chair and HRCC

• February announcement completed

• AGM held on March 11, analyst call held on March 16. Shareholder engagement proceeding.

•  Governance framework established.  EMT training sessions completed.

•  Ongoing discussions, relationship building ongoing with board

Loans
The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to NEO or directors of the Company as at October 31, 2010.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company introduced revised share ownership guidelines in 2010 for the incoming CEO and his direct reports. The objective of the share ownership guidelines is to encourage such executives who have direct or oversight responsibility for the Company’s overall performance to accumulate a meaningful ownership stake in the Company’s common shares, to foster an ownership culture and to align their long-term interests with those of other Company shareholders. The minimum shareholding requirements are 2.0 x base salary for the CEO; 1.5 x base salary for the CFO and 1.0 x base salary for his other direct reports. Included towards the share ownership guidelines are common shares or deferred share units. In order to encourage achievement of the share ownership guidelines, the HRCC approved the matching of one DSU with a three-year vesting provision for every common share purchased by the NEO prior to February 2011.  The DSUs with respect to the matching will be issued in 2011. In addition, the CEO and direct reports must retain any shares obtained through the exercise of vested stock options until the guidelines are achieved (after enough shares are sold to cover any associated tax).

The CEO and his executive direct reports are allowed a period of five years from the date of policy implementation, or the date of hire/promotion if later, in which to accumulate the required level of share ownership. The HRCC monitors the level of share ownership on an annual basis. The following table sets out the number of Common shares and DSUs held by the CEO and the NEO, the total at-risk value of such holdings, share ownership guidelines and requirements for such officers and the current status.

Share Ownership in Respect of Fiscal Year-Ended October 31, 2010

Executive	Common Shares1	RSUs/DSUs	Total Share Ownership2	Total Value of Current Share Ownership3	Share Ownership Guideline	Share Ownership Requirement4	Target Date Share Ownership To Be Met5
	(#)	(#)	(#)	($000s)		($000s)	(06/22/2015)
S. West	25,400	29,199	54,599	600,753	2 x	744,733	On track to achieve
K. Horton	0	28,125	28,125	309,459	2 x	700,977	On track to achieve
P. Dans	17,683	0	17,683	194,566	1.5 x	331,591	On track to achieve
P. Covitz	0	0	0	0	1 x	263,417	Intends to purchase shares
K. Brooks	4,500	0	4,500	49,513	1 x	216,951	On track to achieve

1	Includes shares acquired through Company programs such as DPSP, GRSP and ESOP.
2	Includes sum of common shares and RSUs/DSUs.
3	Based on highest TSX share price for the six-month period ending October 31, 2010, of C$11.42 and converted to US dollars.
4	Based on three-year average salary as at October 31, 2010.
5	NEO have five years to achieve the required level of share ownership. NEOs may only purchase shares within approved trading windows.

Executive Compensation
Compensation of Named Executive Officers
The following Summary Compensation Table sets forth the compensation earned by the outgoing and incoming CEO, the outgoing and incoming CFO, and the three other most highly compensated active executive officers of the Company, and the additional two most highly compensated executives who would have been disclosed had they remained employed by the Company, for services rendered in all capacities during the three fiscal years ending October 31, 2010. The values are based on the foreign exchange rate of the year of reporting, specifically C$1 = 0.963485 in 2010, C$1 = US$0.854876 in 2009 and C$1 = US$0.97382 in 2008. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary 1 ($)	Share-Based Awards2 (#) ($)		Option-Based Awards3 (#) ($)		Annual Incentive Plans4 ($)	Pension Value5 ($)	All Other Compensation6 ($)	Total Compensation ($)
S. DeFalco	2010	149,900	0	0	0	0	0	25,160	12,557,484	12,732,544
President &	2009	703,563	0	0	0	0	351,781	137,703	29,630	1,222,677
CEO	2008	800,204	84,100	750,172	350,000	1,642,550	0	321,232	33,753	3,547,911
S. West	2010	425,539	0	0	500,000	1,477,408	576,472	82,927	1,216,336	3,778,683
CEO, MDS	2009	309,038	0	0	0	0	86,941	84,528	30,212	510,719
Inc.	2008	346,875	30,000	267,600	36,000	168,948	287,618	98,369	34,005	1,203,415
D. Prince	2010	163,792	0	0	0	0	168,078	30,876	4,030,030	4,392,777
EVP, Finance	2009	363,322	0	0	0	0	90,831	61,906	31,269	547,328
& CFO	2008	409,526	35,000	312,200	48,000	225,264	33,110	94,281	35,082	1,109,463
K. Horton	2010	355,000	0	0	0	0	355,000	65,311	2,401,259	3,176,570
EVP, Corp. Dev.	2009	353,333	0	0	0	0	88,750	65,007	31,840	538,930
& Gen. Counsel	2008	342,500	30,000	267,600	42,000	197,106	34,500	100,198	31,840	973,744
D. Spaight	2010	133,288	0	0	0	0	72,500	33,281	2,767,473	3,006,542
EVP, MDS	2009	350,000	0	0	0	0	87,500	55,746	22,300	515,546
Pharma Services	2008	345,833	15,000	133,800	42,000	197,106	0	47,675	22,300	803,715
T. Gernon	2010	171,025	0	0	0	0	109,346	32,456	3,057,124	3,369,951
EVP &	2009	265,012	0	0	0	0	59,628	53,055	29,630	407,324
CIO	2008	301,884	21,000	189,329	30,000	142,300	21,736	75,726	33,753	764,728
P. Dans	2010	261,316	0	0	138,600	409,537	176,992	41,683	163,987	1,053,516
SVP Finance &	2009	188,834	0	0	0	0	35,264	20,974	15,644	260,716
CFO	2008	191,069	15,900	182,683	5,400	25,614	11,020	19,590	17,821	447,796
P. Covitz	2010	271,579	0	0	103,400	305,528	191,035	35,090	308,389	1,111,621
SVP,	2009	233,662	21,200	110,792	0	0	47,312	38,244	16,670	446,681
Innovation	2008	258,062	24,900	298,236	16,000	78,895	75,757	21,211	18,989	751,152
K. Brooks	2010	230,363	0	0	65,000	192,063	154,342	24,788	288,400	889,956
SVP, Sales &	2009	190,918	17,300	90,411	0	0	33,180	21,530	15,644	351,684
Marketing	2008	207,517	16,200	187,098	6,000	28,460	95,348	21,363	17,821	557,607

1
Base salary earned by the Named Executive Officers for the fiscal year are pro-rated for Messrs. DeFalco, Prince, Spaight and Gernon based on their active period of employment in 2010. Messrs. West, Dans and Brooks’ 2010 values reflect a salary increase as a result of assuming increased responsibilities.

2
No share-based awards were granted in 2010. In 2009, RSUs were granted to Messrs. Covitz and Brooks. The dollar value is based on the number of units multiplied by a share price of US$5.89, the planning price used by the HRCC. The accounting share price for expense purposes is US$5.28 which represents the closing share price on March 11, 2009. In 2008 RSUs were granted to Messrs. Dans, Covitz and Brooks. The dollar value is based on the number of units multiplied by a share price of US$14.56, the planning price used by the HRCC. The accounting share price for expense purposes is US$14.93 which represents the closing share price on September 2, 2008. In April 2008, Mr. Covitz was awarded a new hire grant of 6,000 shares based on a planning share price of C$20.50 and converted to US dollars, multiplied by an expected value of 63.7%. The accounting share price for expense purposes for Mr. Covitz’s new hire grant is $20.08, the closing price on April 14, 2008. All other grants awarded in respect to fiscal 2008 were PSUs issued as part of the annual MTIP.  The dollar value of the PSUs is based on the number of units multiplied by a share price of $8.92, the planning price used by the HRCC.  The accounting share price for expense purposes is $6.36 which represents the closing share price on December 5, 2008.

3
In 2010 applicable executives received a one time special stock option grant. Options granted in 2010 vest 100% after three years and expire after seven years. The options granted in 2008 vest 1/3 per year over a three-year period and expire after seven years. No options were granted in 2010 to Messrs. DeFalco, Prince, Horton, Spaight and Gernon. No options were granted in 2009. For grants awarded on June 17, 2008, the dollar value is based on the number of options multiplied by the planning share price of $18.05 used by the HRCC and a Black Scholes factor of 26%. Mr. Covitz received a grant of 10,000 new hire options in April 2008.  The value of these grants is based on a grant price of $20.50, which was the closing share price on April 14, 2008 and converted to US dollars multiplied by an expected value of 25%. The accounting share price for expense purposes is $15.91, which represents the closing price on June 17, 2008. The accounting share price for Mr. Covitz’s new hire grant is $19.96, which represents the closing price of C$20.50 on April 14, 2008. For grants awarded on July 13, 2010, the dollar value is based on the number of options multiplied by the planning share price of C$9.02 ($8.69) used by the HRCC and a Black Scholes factor of 34%. The accounting share price for expense purposes is $9.30, which represents the closing price of C$9.65 on July 13, 2010.

4
2010 AIP for Messrs. Prince, Spaight and Gernon is the average value of their previous three years of AIP (2007, 2008 and 2009) paid upon their termination per the Change In Control (CIC) provision in their employment contract. Mr. DeFalco did not receive a Fiscal 2010 AIP payment as he did not meet the minimum three-month service requirement per CIC policy.

5	The Company contributes 10%-15% of the total annual cash compensation as retirement contribution. See Pension Plans section on page 36 for more details.
6
Other annual compensation consists of car allowance, financial planning and fitness membership paid during the fiscal year. In addition, premiums are included for the differential of programs not provided to other employees (Life Insurance of additional 1x salary and Accidental Death and Disability) for Messrs. Prince, West, Dans and Gernon. Differentiated benefit programs include Short-Term Disability, which does not incur a premium. No benefits were paid under this program in 2010.

As a result of CIC on January 29, 2010, all outstanding PSUs and RSUs vested and were paid out at the NYSE five-day average closing share price of $7.54. Canadian NEO were paid in Canadian dollars at the foreign exchange rate of 1.06514. In accordance with the CIC policy, Messrs. DeFalco, Prince, Horton, Spaight and Gernon also received an excise tax gross-up on shares vested and paid as a result of CIC. Messrs. DeFalco and Gernon were paid out vested and outstanding DSUs upon termination. DSU amounts paid out were calculated by multiplying the number of outstanding and vested DSUs by the TSX five-day closing share price up to and including their termination dates. Messrs. DeFalco, Prince, Horton, Spaight, Gernon and Dans received payments as part of the Transaction Incentive Plan.  Details of these payments are described in the Transaction Incentive Plan and US Internal Revenue Code 280G Excise Tax Gross Up section on page 39.

Messrs. DeFalco, Prince, Spaight and Gernon received payments as a result of CIC and termination of employment. Details of these payments are described in the Change of Control section starting on page 37.

Mr. Gernon was a participant of a special one-time Transition Service Agreement (TSA) Senior Incentive bonus plan (SIP).  As a result of achieving required metrics of the plan, he received a cash incentive payment of $134,888. Mr. Dans was paid a relocation allowance of $44,159 in accordance with the Relocation Policy. Mr. Brooks received a one-time sign-on promotion bonus of $19,270 as a result of assuming additional responsibilities.

The following chart sets out the outstanding stock option (LTIP) grants previously awarded to the NEO. The current stock market price is less than all exercise prices prior to 2010, and consequently stock options awarded prior to 2010 do not have any current value as at October 31, 2010. Share-based awards are valued based only on the face value of the grant on October 31, 2010, without any other valuation factor.

Outstanding Share-Based Awards and Option-Based Awards
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options1 ($)	Number of Shares or Units that Have not Vested2	Market Payout of Share Awards not Vested at Minimum1 ($)	Market Payout Value of Share Awards not Vested at Target ($)
S. DeFalco
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	350,000	US$15.91	8-Jan-11	0	-	-	-
2007 Incentive Awards	280,000	C$21.77	8-Jan-11	0	-	-	-
2007 Incentive Awards	20,000	C$20.68	8-Jan-11	0	-	-	-
2006 Incentive Awards	253,000	C$20.00	8-Jan-11	0	-	-	-
2005 Incentive Awards	400,000	C$16.77	8-Jan-11	0	-	-	-
S. West
2010 Incentive Awards	500,000	C$9.65	12-Jul-17	860,000	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	36,000	US$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	30,000	C$21.77	19-Jun-14	0	28,125	309,459	-
2006 Incentive Awards	22,500	C$20.00	20-Dec-12	0	1,074	11,817	-
2005 Incentive Awards	14,000	C$17.75	22-Dec-14	0	-	-	-
2004 Incentive Awards	14,000	C$19.65	10-Dec-13	0	-	-	-
2003 Incentive Awards	15,000	C$18.58	31-Mar-13	0	-	-	-
D. Prince
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	48,000	US$15.91	26-Mar-10	0	-	-	-
2007 Incentive Awards	70,000	C$21.90	26-Mar-10	0	-	-	-
K. Horton
2009 Incentive Awards	0	n/a	n/a	-	~~-~~	~~-~~	~~-~~
2008 Incentive Awards	42,000	US$15.91	17-Jun-15	0	~~-~~	~~-~~	~~-~~
2007 Incentive Awards	35,000	C$21.77	19-Jun-14	0	28,125	309,459	~~-~~
2007 Incentive Awards	15,000	C$20.68	20-Dec-13	0	~~-~~	~~-~~	~~-~~
2006 Incentive Awards	35,000	C$19.28	1-Dec-12	0	~~-~~	~~-~~	~~-~~
D. Spaight
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	42,000	US$15.91	19-Mar-11	0	-	-	-
2007 Incentive Awards	35,000	C$21.77	19-Mar-11	0	-	-	-
2006 Incentive Awards	30,000	C$22.49	19-Mar-11	0	-	-	-
T. Gernon
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	30,000	US$15.91	28-May-11	0	-	-	-
2007 Incentive Awards	25,000	C$21.77	28-May-11	0	-	-	-
2007 Incentive Awards	10,000	C$20.68	28-May-11	0	-	-	-
2006 Incentive Awards	30,000	C$20.00	28-May-11	0	-	-	-
2005 Incentive Awards	10,000	C$20.78	28-May-11	0	-	-	-
P. Dans
2010 Incentive Awards	138,600	C$9.65	13-Jul-17	238,392	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	5,400	US$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	2,500	C$20.20	13-Aug-14	0	-	-	-
P. Covitz3
2010 Incentive Awards	103,400	C$9.65	13-Jul-17	177,848	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	16,000	C$20.50 US$15.91	15-Apr-15 17-Jun-15	0	-	-	-
K. Brooks
2010 Incentive Awards	65,000	C$9.65	13-Jul-17	111,800	-	-	-
2009 Incentive Awards	0	n/a	n/a	-	-	-	-
2008 Incentive Awards	6,000	US$15.91	17-Jun-15	0	-	-	-
2007 Incentive Awards	4,000	C$21.77	19-Jun-14	0	-	-	-
2006 Incentive Awards	5,000	C$21.28	10-Jul-13	0	-	-	-

1	Calculation is based on a share price of C$11.42 which is the closing price on October 29, 2010 on the Toronto Stock Exchange and converted to US dollars.
2	No share units were granted in respect of fiscal 2009 and 2010.

All share units outstanding on January 29, 2010 vested upon trigger of Change In Control except for outstanding DSUs awarded to Messrs. West and Horton. The DSUs vest/expire at the time of termination with Nordion.

3	In 2008 Mr. Covitz received a new hire grant of 10,000 options on April 15, 2008 with a grant price of C$20.50 and expiry date of April 15, 2015.
In addition Mr. Covitz was awarded an annual grant of 6,000 options on June 17, 2008 at a grant price of US$15.91 and an expiry date of June 17, 2015.

Incentive Plan Awards Value Vested or Earned During the Year
The table below provides information on the incentive plan awards that vested during 2010. For stock options issued prior to 2010, there is no value vested to report in the following table for stock options during the year as the exercise prices are well above the market share price as of October 31, 2010. A one-time grant at 3 x target was issued on July 13, 2010 to the incoming CEO, CFO and active NEO in consideration of the signing of a new set of Employment Terms and Conditions as described above. Although the exercise price for the 2010 special stock option grant is lower than the stock price as of October 29, 2010, these options vest 100% three years from the date of grant. Therefore, the NEO receive no benefit until 2013 and any benefit will be directly related to share price growth resulting from business performance.

	Option-Based Awards						Share-Based Awards				Non-equity Incentive Plan Awards - 2010 AIP 3
Name	Grant Date	Expiry Date	Number Granted	Exercise Price ($)	Number Vested1	Value Vested During the Year ($)	Number Granted	Expiry Date	Number Vested/ Expired in Current Year	Value Vested During the Year)2
S. DeFalco
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2008 Incentive Awards	17-Jun-08	8-Jan-11	350,000	US$15.91	233,334	0	84,100	29-Jan-10	84,100	634,114	0
2007 Incentive Awards	19-Jun-07	8-Jan-11	280,000	C$21.77	93,333	0	75,000	29-Jan-10	75,000	565,500
2007 Incentive Awards4	-	-	0	-	0	0	25,000	8-Jan-10	25,000	191,011
2006 Incentive Awards	20-Dec-06	8-Jan-11	20,000	C$20.68	6,667	0	67,000	31-Oct-09	67,000	0
S. West
2010 Incentive Awards	13-Jul-10	12-Jul-17	500,000	C$9.65	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2008 Incentive Awards	17-Jun-08	17-Jun-15	36,000	US$15.91	24,000	0	30,000	29-Jan-10	30,000	226,200	576,472
2007 Incentive Awards	19-Jun-07	19-Jun-14	30,000	C$21.77	10,000	0	17,000	29-Jan-10	17,000	128,180
2006 Incentive Awards	-	-	-	-	-	-	20,000	31-Oct-09	20,000	0
2005 Incentive Awards	22-Dec-04	22-Dec-14	14,000	C$17.75	2,800	0	-	-	-	-
D. Prince
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2008 Incentive Awards	17-Jun-08	26-Mar-11	48,000	US$15.91	32,000	0	35,000	29-Jan-10	35,000	263,900	168,078
2007 Incentive Awards	12-Mar-07	26-Mar-11	70,000	C$21.90	23,333	0	20,000	29-Jan-10	20,000	150,800
2007 Incentive Awards	-	-	0	-	0	0	20,000	31-Oct-09	20,000	0
K. Horton
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2008 Incentive Awards	17-Jun-08	17-Jun-15	42,000	US$15.91	28,000	0	30,000	29-Jan-10	30,000	226,200	355,000
2007 Incentive Awards	19-Jun-07	19-Jun-14	35,000	C$21.77	11,667	0	17,000	29-Jan-10	17,000	128,180
2006 Incentive Awards	20-Dec-06	20-Dec-14	15,000	C$20.68	5,000	0	20,000	31-Oct-09	20,000	0
D. Spaight
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2008 Incentive Awards	17-Jun-08	19-Mar-11	42,000	US$15.91	28,000	0	15,000	29-Jan-10	15,000	113,100	69,853
2007 Incentive Awards	19-Jun-07	19-Mar-11	35,000	C$21.77	11,667	0	20,000	29-Jan-10	20,000	150,800
2006 Incentive Awards	27-Apr-06	19-Mar-11	30,000	C$22.49	10,000	0	20,000	31-Oct-09	20,000	0
T. Gernon
2010 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2008 Incentive Awards	17-Jun-2008	28-May-2011	30,000	US$15.91	20,000	0	21,000	29-Jan-10	21,000	158,340	109,346
2007 Incentive Awards	19-Jun-2007	28-May-2011	25,000	C$21.77	8,333	0	15,000	29-Jan-10	15,000	113,100
2007 Incentive Awards5						0	28,125	28-May-10	28,125	237,921
2006 Incentive Awards	20-Dec-2006	28-May-2011	10,000	C$20.68	3,333	0	15,000	31-Oct-09	15,000	0
2005 Incentive Awards	12-Sep-2005	28-May-2011	10,000	C$20.78	2,000	0	0	-	0	0
P. Dans
2010 Incentive Awards	13-Jul-10	12-Jul-17	138,600	C$9.65	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	0	-	0	0
2008 Incentive Awards	-	-	0	-	0	0	6,900	15-Jan-10	6,900	53,406	176,992
2008 Incentive Awards	17-Jun-08	17-Jun-15	5,400	US$15.91	3,600	0	9,000	29-Jan-10	9,000	67,860
2007 Incentive Awards	13-Aug-07	13-Aug-14	2,500	C$20.20	833	0	4,000	29-Jan-10	4,000	30,160
P. Covitz
2010 Incentive Awards	13-Jul-10	12-Jul-17	103,400	C$9.65	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	21,200	29-Jan-10	21,200	159,848	191,035
2008 Incentive Awards	17-Jun-08	17-Jun-15	6,000	US$15.91	4,000	0	10,000	29-Jan-10	10,000	75,400
2008 Incentive Awards	-	-	0	-	0	0	6,000	29-Jan-10	6,000	45,240
2008 Incentive Awards	15-Apr-08	15-Apr-15	10,000	C$20.50	6,667	0	8,900	15-Jan-10	8,900	68,886
K. Brooks
2010 Incentive Awards	13-Jul-10	12-Jul-17	65,000	C$9.65	0	0	0	-	0	0
2009 Incentive Awards	-	-	0	-	0	0	17,300	29-Jan-10	17,300	130,442	154,342
2008 Incentive Awards	-	-	0	-	0	0	9,000	29-Jan-10	9,000	67,860
2008 Incentive Awards	17-Jun-08	17-Jun-15	6,000	US$15.91	4,000	0	7200	15-Jan-10	7,200	55,728
2007 Incentive Awards	19-Jun-07	19-Jun-14	4,000	C$21.77	1,333	0	6,000	29-Jan-10	6,000	45,240
2006 Incentive Awards	10-Jul-06	10-Jul-13	5,000	C$21.28	1,667	0	0	-	0	0

1	Upon Change In Control triggered by the completion of Analytical Technologies Sale on January 29, 2010, all outstanding stock options and share units became vested.
2
All MTIP share units outstanding on January 29, 2010 were paid out at the NYSE five-day average closing share price (up to and including January 29, 2010) of $7.54. Canadian participants were paid in Canadian dollars at the foreign exchange rate of 1.06514.

3
2010 AIP for Messrs. Prince, Spaight and Gernon is the average value of their previous three years of AIP (2007, 2008 and 2009) paid upon their termination per the CIC provision in their employment contract. Mr. DeFalco did not receive a 2010 AIP payment as he did not meet the minimum three-month service requirement per CIC policy.

4	Mr. DeFalco had DSUs that vested as of January 8, 2010, his termination date, and paid out at the TSX five-day average closing price (up to and including January 8, 2010) of C$7.93.
5
Mr. Gernon had DSUs that vested as of May 28, 2010, his termination date. These were paid out in December 2010 per 409A Internal Revenue Requirements. The amount paid is based on the TSX five-day average closing share price (up to and including May 28, 2010) of C$8.78.

Pension Plans
Each of the NEO participates in a company-paid defined contribution pension arrangement. For all NEO the Company contributes either 10% or 15% of total cash compensation defined as salary plus previous year’s incentive, depending on the level of the position as follows: Messrs. DeFalco, Prince, West, Dans, Horton and Gernon receive 15% of total cash compensation and Messrs. Covitz and Brooks receive 10% of total cash compensation.

For Messrs. West, Dans, Covitz, and Brooks the maximum amount allowed by the Income Tax Act is contributed to a Canadian registered pension plan and the balance is paid in the form of cash through bi-weekly pay deposits. The Canadian plan allows employees to choose how contributions are invested on their behalf from a range of investment options provided by a third-party fund manager. Mr Horton also holds a pension balance in the Canadian plan earned during his participation when he previously resided in Canada. His current contributions are made only to the US plan.

Contributions for Messrs. Horton, Spaight and Gernon are distributed across two retirement plan components: an amount is paid in the form of cash through bi-weekly pay deposits and the balance is allocated to an unfunded Supplementary Retirement Plan. Once the IRS maximum is exceeded, an unfunded Top Hat notional account is maintained. Top Hat earnings or losses are tracked against two investment options, the S&P 500 and the former Lehman Bond Fund which has been renamed the Barclays Aggregate Capital Fund. These two investment options are equally weighted for all participants. The earnings or losses are tracked each month and credited to the Top Hat accrual. The Top Hat account is not paid out to the participant until six months after his leaving the Company. Earnings and losses are tracked during those six months. The pay out is processed through payroll and is taxable.

The following tables set out the retirement plan benefits.

2010 Retirement Plan Benefit Table (CANADA)

Name	Registered Plan Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Registered Plan Increase/ Decrease) ($)	Registered Plan Accumulated Value at Year End ($)	Total Accumulated Value + Excess Plan Contributions at Year End ($)
		2010 Registered Plan Contribution ($)	Cash Payment in Excess of Registered Plan
S. DeFalco1	89,469	6,862	18,299	(5,159)	91,172	109,470
S. West	132,880	21,630	61,297	11,356	165,866	227,163
D. Prince1	60,676	20,671	10,205	696	82,043	92,248
K. Horton	47,996	0	0	281	48,277	48,277
T. Gernon1	97,806	21,630	10,825	19	119,456	130,281
P. Dans	48,136	25,707	15,977	777	74,619	90,596
K. Brooks	65,933	24,306	482	4,536	94,775	95,257
P. Covitz	44,450	21,630	13,460	2,907	68,987	82,447

1	Messrs. DeFalco, Prince and Gernon have withdrawn their funds from the plan.

2010 Retirement Plan Benefit Table (US)

Name	Accumulated Value at Start of Year ($)	Compensatory Amount		Non-Compensatory Amount (Balance of Account Increase/ Decrease ($)	Total Accumulated Value + Excess Plan Contributions
		2010 401(k) Plan Contribution ($)	2010 U.S. Top Hat Plan Contribution ($)
K. Horton	193,875	26,300	39,011	27,893	287,079
D. Spaight1	273,715	26,300	6,981	70,655	377,651

1	Mr. Spaight has withdrawn his funds from the plan.

Employment Contracts and Termination of Employment
Employment Terms and Conditions are currently in place for the incoming CEO and each of the active NEO. The contracts set out the principal terms of the employment relationship with the Company, including the individual’s overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payments that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation.

Change in Control
The closure of the Analytical Technologies sale constituted a Change In Control (“CIC”) under the Company’s CIC policy in 2010. Following the close of the Analytical Technologies sale, all executives were eligible to be paid out under the provisions of the policy following the CIC. The CIC policy provides severance and other benefits to the participating executives only in the event that the executive is terminated without cause or terminates for good reason within 24 months following a CIC, or in anticipation of or preparation for change of control. The key policy parameters are set out below:

Participation under the policy included the CEO, the CEO’s direct reports, and senior leaders in each of the businesses and at corporate headquarters who have either senior leadership roles or strategic responsibilities.

In June 2010 the CIC policy was amended to include only six individuals – the CEO and CFO and four other Senior Executives in roles deemed to be most critical to the business. The policy was also amended to include a double trigger provision whereby any equity plans vest immediately only upon two events: 1) a CIC scenario and 2) termination of the Executive.

As a result of the CIC policy amendment, US tax filers will no longer be paid for excise taxes required under the US Internal Revenue Code 280G for golden parachute payments grossed up and paid on their behalf.

If an executive is terminated without cause or terminates for good reason within 24 months following or in anticipation of a CIC, stock options will accelerate and immediately vest. The executive will be eligible to exercise the options up to 12 months from the date of termination.

The following chart sets out the CIC covered compensation multiples under the previous compensation structure:

Executive	Annual Covered Compensation Multiple
CEO	3x
CFO + Key Executives	1x increasing to 2x at the second anniversary of reporting to the CEO

The following chart sets out the CIC covered compensation multiples under the new compensation structure:

Executive	Annual Covered Compensation Multiple
CEO + CFO	2x
4 Critical roles	1x increasing to 2x at the second anniversary of reporting to the CEO

For the purpose of CIC and termination without cause, covered compensation used in the severance calculation is defined as the Executive’s annual salary plus three-year average annual incentive, plus annual car allowance, plus annual retirement benefit during the most recent calendar year. If the executive has been employed for at least three months of the current fiscal year, the most recent three-year average annual incentive is paid in addition to the compensation multiple. The following table sets out the payments that were made or would have been made to the NEO in the event that such executive was terminated without cause or terminated for good reason on or before October 31, 2010. The actual amount of future CIC payments may change as a result of timing, stock price and other factors. Severance payments were not made to Messrs. West, Dans, Horton, Covitz and Brooks in 2010 as their employment continued following the CIC.

Summary of Actual CIC Payment for CEO and Direct Reports Terminated in 2010
Name	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion1 ($000s)	Excise Tax Gross Up on Cash Portion2 ($000s)	Value of Vested Equity3 ($000s)	Excise Tax Gross Up on PSUs2 ($000s)	Other Benefits4 ($000s)	Total5 ($000s)
S. DeFalco6	Involuntary	3x	4,949	1,639	1,422	572	28	8,610
D. Prince	Involuntary	2x	1,521	301	425	174	25	2,447
D. Spaight	Involuntary	2x	1,031	240	254	89	41	1,655
T. Gernon	Involuntary	2x	1,080	209	516	116	19	1,940

1
Cash severance is (a) a lump sum based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to retirement program, and the annual car allowance as at termination date, plus (b) the in-year AIP, which is the average AIP over the past three years (i.e. the actual 2007, 2008 and 2009 payout.)

2
A tax gross up was provided to Messrs. DeFalco, Prince and Spaight under the terms of their employment contracts in respect of the US Internal Revenue Code Section 280G. In accordance to the CIC policy in effect at that time, all NEO who were US tax filers were eligible for an Excise Tax gross-up for all CIC payments.

3
Equity values include PSUs which vest at target upon CIC on January 29, 2010, and paid out based on the five-day average NYSE share price of $7.54. Payment for Canadian executives were calculated at the five-day average exchange rate of $1.06514. Also included is a DSU payout based on the five-day average share price up to and including the termination date for Messrs. DeFalco and Gernon (to be paid out in December 2010, the first available payout, six months plus one day following his termination date).

4	Other benefits include the value of the Company portion of the premium for medical, dental and life insurance for the severance period.
5
Total value for termination following a change in control includes the cash portion, the equity value, the premium of medical, dental and life insurance over the severance period and the Excise Tax gross-ups.

6	Mr. DeFalco did not receive an in-year AIP for fiscal 2010 as he did not have the minimum three-month service in 2010.

Summary of Hypothetical CIC Payment for Active NEO (Based on a Hypothetical CIC Effective October 31, 2010)
Name	Triggering Event (Voluntary Involuntary Termination)	Severance Multiple	Cash Portion1 ($000s)	Excise Tax Gross Up on Cash Portion2 ($000s)	Value of Vested Equity3 ($000s)	Excise Tax Gross Up on PSUs2 ($000s)	Other Benefits4 ($000s)	Total5 ($000s)
S. West	Involuntary	2x	2,059	0	316	0	23	2,398
K. Horton2	Involuntary	2x	1,323	330	316	129	42	2,140
P. Dans	Involuntary	2x	876	0	0	0	16	892
P. Covitz	Involuntary	1x	540	0	0	0	10	550
K. Brooks	Involuntary	1x	479	0	0	0	8	487

1
Cash severance is (a) a lump sum based on a multiple of cash compensation, which is defined as the sum of base salary, three-year average AIP, annual contribution to retirement program, and the annual allowances as at the termination date, plus (b) the in-year AIP, which is the average AIP over the past three years.

2
Under the terms of Mr. Horton's employment contract, he is eligible for the Excise Tax gross up on all CIC payments in respect of the US Internal Revenue Code Section 280G. No other active NEO are eligible for an Excise Tax gross-up, as this provision was removed from their employment contracts and the CIC policy no longer provides for an Excise Tax gross-up provision.

3
Equity values include a hypothetical DSU payout for Messrs. West and Horton, based on the five-day average TSX closing share price up to and including October 29, 2010, of C$11.24 and converted to US dollars.

4	Other benefits include the value of the company portion of the premium for medical, dental and life insurance for the severance period.
5
Total value for termination following a change in control includes the cash portion, the equity value, the premium of medical, dental and life insurance over the severance period and Excise Tax gross-ups.

Transaction Incentive Plan and US Internal Revenue Code 280G Excise Tax Gross Up
Incentive Plan
As previously noted, the Board of Directors approved, in principle, a transaction incentive plan on March 11, 2009, which was subsequently implemented on May 20, 2009. The plan was designed to motivate and retain certain officers of the Company and to provide further incentive to officers to assist in the evaluation and implementation of strategic alternatives available to the Company.  Each of the NEO except for Messrs. Brooks and Covitz was a participant in the plan. The plan paid out in two separate payments following the successful completion of the business restructuring process. The first was made on March 5,, 2010 and the second payment was made on May 14, 2010.

The following table sets out the payments that were made in respect of the Transaction Incentive plan and the excise tax gross up payable to the NEO. Only US tax filers are subject to the excise tax.

Name	Transaction Incentive Payout ($000s)1	Excise Tax Gross Up ($000s)2	Total
S.DeFalco	2,660	1,282	3,941
S. West	817	0	817
D. Prince	1,303	608	1,911
K. Horton	1,290	527	1,817
D. Spaight	782	291	1,073
T. Gernon3	676	299	974
P. Dans	283	0	283

1
Amounts payable under the Transaction Incentive Plan include amounts payable from the Discretionary Portion and are based on a gross pool of $11 million representing 1% of the gross proceeds from the sale of Analytical Technologies and the sale of Pharma Services, plus the residual enterprise value of Nordion.

2	Gross up excise tax under Section 280G of U.S. Internal Revenue Code was provided on all payments related to CIC for executive officers who were subject to US tax filing.
3
Tom Gernon also received an incentive payment based on performance metrics related to the execution of the Transaction Services Agreements associated with the divestitures. He received a payment of $134,888 in July 2010 upon HRCC review and approval of performance relative to these metrics.

Employment Termination Scenarios
The “Employment Termination Scenarios” table below illustrates the cash severance payments that would be paid to each of the active NEO as of October 31, 2010, if they were terminated without cause or for termination for good reason. In addition to the cash payment, each NEO would be provided with continued vesting and exercise privileges of their stock options for a period of 12 months following the termination of employment.

Per the terms of the executive contracts, all amounts in termination scenarios are paid as a lump sum following termination. In addition, 12 month medical and dental coverage and outplacement services are provided.  No value has been attributed to these conditions in the table below.  In 2010 a policy change was made to provide payment of medical and dental coverage as a lump sum rather than a continuation of services.

Name	Resignation (Voluntary) 1 ($000s)	Termination with Cause (Constructive) 1 ($000s)	Termination without Cause (Involuntary) 2 ($000s)	Retirement 3 ($000s)
S. West	316	316	2,632	893
K. Horton	316	316	1,848	683
P. Dans	0	0	977	177
P. Covitz	0	0	624	191
K. Brooks	0	0	538	154

1	Includes DSUs paid out at C$11.24 based on the five-day average closing share price on the TSX as at October 29, 2010, and converted to US dollars.
2	Includes the Cash Portion of severance, in-year AIP and DSU payout based on the TSX five-day average closing share price of C$11.24 as at October 29, 2010, and converted to US dollars.
3	Includes payment of in-year bonus and DSUs paid out based on the TSX five-day average closing share price of C$11.24 as at October 29, 2010, and converted to US dollars.

Section 4:  Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at Nordion.

Board effectiveness is a combination of membership, commitment and structure, and individual director effectiveness is a combination of competence, behaviour and independence. In developing and maintaining Nordion’s Corporate Governance Guidelines and Practices, the Board and the EHS & Governance Committee (“EHS&G”) carefully consider all of these criteria.

The Company’s Corporate Governance Guidelines and Practices adopted by the Board in 2004, reviewed annually and most recently amended in 2010, may be found on the Company website at www.nordion.com in the Corporate Governance section, under Guidelines & Practices.

The guidelines and practices which are referred to above deal with a variety of matters including board size, independence, board and committee meetings, management succession and development, directors resignations (including in circumstances where a director fails to obtain a majority of the votes for his or her election) and Board and shareholder communication.

Changes in 2010
In January of 2010, Stephen P. Defalco resigned as a director and Steven M. West was appointed as a member of the Board.

In March of 2010, William D. Anderson was appointed Chairman of the Corporation and the number of directors was reduced from 10 to 8.

Also in March, the Corporate Governance &  Nominating Committee and the Environment, Health & Safety Committee merged to become the EHS & Governance Committee (“EHS&G”).

In May of 2010, Gregory P. Spivy resigned as a director and Adeoye Olukotun was appointed as a director.

In June of 2010, James S. A. MacDonald resigned as a director and the number of directors was reduced from eight to seven.

Also in June of 2010, the Technology Committee was created.

In September of 2010, Ken Newport was appointed to the Board and the number of directors was increased from 7 to 10.  On January 19, 2011, the number of directors will be decreased from 10 to 9.

Regulators and Good Governance Organizations
As a company listed on both the Toronto and New York stock exchanges, Nordion is subject to various Canadian and US legislation, rules, regulations and standards related to governance practices. In addition, organizations such as the Canadian Coalition for Good Governance (“CCGG”), RiskMetrics, other similar organizations and a number of institutional shareholders publish what they consider to be best practices in corporate governance. The Company, through the EHS&G, reviews, on a regular basis, legislative and regulatory requirements as well as the best practice recommendations of these organizations and shareholders in establishing governance practices which it believes will best serve the Company and its shareholders. Schedule A to this Circular outlines Nordion’s governance practices in relation to the requirement of National Instrument 58-101 Disclosure of Governance Practices adopted by the Canadian Securities Administrators. The governance practices in Canada are fundamentally similar to overall US legislative or regulatory governance practices except for certain recent governance provisions of the US Dodd Frank legislation which currently do not apply to the Company.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Membership, Independence and Alignment
The Company believes that a strong and independent board with a variety of relevant skill sets is fundamental to assisting the Company in developing and meeting its strategic objectives. All the proposed nominees to the Board, other than the Chief Executive Officer, are independent; their sole relationship with the Company being as members of the Board, committees or advisory boards and as shareholders.

Brief biographies of the proposed nominees to the Board setting out both their experience and areas of expertise and listing their affiliations and directorships are included earlier in this Circular and on the Company’s website at www.nordion.com. The biographies describe the collective breadth, scope and diversity of the Board, which is essential to the Company and its global operations and evolving needs. During 2010 as noted earlier Adeoye Olukotun and Ken Newport joined the Board. In addition, Sean Murphy and Janet Woodruff, new nominees, are also proposed to shareholders for election at the meeting. Each of Messrs. Olukotun, Newport, Murphy and Ms. Woodruff bring additional skills and experience relevant to Nordion’s business.

The EHS&G reviews board composition on a regular basis, has established criteria and an evergreen list of potential board nominees is maintained by the Company, based upon its current and future needs. The EHS&G utilizes both internal and external resources to populate the list of potential Board nominees.

Chair
William Anderson, Non-Executive Chair of the Board, meets all applicable independence standards.

Mr. Anderson reports to the Board of Directors and to the shareholders. As Board Chair, he is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company, including sustaining growth and maximizing shareholder value. Mr. Anderson is also charged with providing appropriate oversight of the management of the ongoing business and affairs of Nordion, and fostering and supporting ethical and responsible decision making.

His general duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the EHS&G and the Chief Executive Officer to develop a board composition that reflects the quality, skills and competencies needed to meet the needs of the Company and its stakeholders. The Chair’s specific goals and objectives are established and approved annually by the Board on the recommendation of the EHS&G. The goals and objectives are discussed and monitored regularly during the year and evaluated at year-end as part of the Chair’s annual assessment.

In camera non-executive sessions of the Board are scheduled at the end of Board and Committee meetings. Mr Anderson is currently a member of the EHS&G and an ex officio member of all other current committees.

Director Ownership Requirement
All independent directors have an equity interest in the Company through ownership of shares and/or deferred share units. To align the interests of directors with those of shareholders, the Board has established guidelines providing for each independent director to own shares or DSUs in the Company with a value of not less than 5.0 x his/her annual retainer. Directors are given three years to accumulate such ownership position. To the extent the annual retainer is increased from time to time, directors are given three years from the date of such increase to accumulate any additional share ownership required in respect of such increase.  As at October 31, 2010, three of the six nominees who are existing independent directors owned shares and/or DSUs in the Company which exceed the established guidelines. Adeoye Olukotun and Ken Newport who joined the Board in May and September of 2010, respectively, and William Anderson, who became Chair in January 2010, have until 2013 to meet their respective minimum ownership guidelines.

In addition, as of the date of this Circular, two of the six nominees who are existing independent directors, are receiving all of their compensation in DSUs.

Board Orientation and Continuing Education
In order to improve new directors’ understanding of the business and more quickly and effectively utilize their capability in respect of the businesses, they are introduced to the various operations of the Company through a comprehensive initial orientation program, including meetings with the CEO and senior executives of the Company, review of strategic and business plans, and site visits of the principal business operations. In 2010 the board orientation program was revised to reflect the sale of the Company’s other businesses and the focus on the Nordion operations.

In addition, with respect to director education, the Board holds meetings related to each of the Company’s segments during the year, at which the segment management review with the Board their strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company’s employees. The Board regularly receives relevant articles, reports and other papers regarding the global life sciences market and the Company’s particular segments, strategy and governance.  In addition, periodic presentations from outside consultants and specialists, related to industry trends, markets and the Company’s position and opportunities in such markets are made to the Board.  Each director is also entitled and encouraged with the approval of the Chair of the EHS&G Committee, to attend one educational seminar or program of his or her choice and relevant to his or her duties, of his or her choice with the Company funding a proportion of the cost. Also see Meetings and Strategic Planning and Risk Management.

Board and Committee Evaluation
The Company has established a comprehensive program to evaluate both governance practices and Board and committee effectiveness. In 2010 given the significant changes in the Company as well as the  make-up of the Board throughout the year, the Chair and EHS&G Committee determined that the most effective way to evaluate governance practices and Board and committee effectiveness was one on one sessions between the Chair and individual Board members.

The Company has decided to reintroduce a more formal in-depth Board effectiveness evaluation program in 2011 and to seek guidance, input and recommendations from each Board member as to any practices which would enhance Board, Committee and individual director effectiveness.   The EHS&G Committee will be providing recommendations to the Board on the proposed program early in 2011.

Term and Tenure
The Company has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the shareholders, Board members should anticipate serving for an initial period of three years. Thereafter, tenure is based upon a member’s continuing performance, the ongoing needs of the Company, and annual election by the shareholders. Term may not however exceed 15 years as discussed earlier. The normal retirement age for Board members is 70; however, in unique circumstances, the Committee has discretion to invite a member to continue on the Board beyond the normal retirement age.    The Company’s Corporate Governance Guidelines & Practices also set out various instances in which a director is expected to tender his or her resignation from the Board.

Director Independence
It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the New York Stock Exchange rules and other applicable regulatory and/or statutory requirements will be considered independent. In addition, the Company’s Corporate Governance Guidelines & Practices require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for membership on the audit committee including the Ontario Securities Commission National Policy 58-201 and the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year. Attached as Schedule C are the standards a director is required to meet in order to be considered independent.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all existing directors and proposed nominees, other than Mr. West, are independent under all of the requisite regulatory and statutory criteria.

Meetings and Strategic Planning
The Board continued to meet actively in fiscal 2010.  There were 10 Board meetings, four by way of teleconference.

The Company generally holds an annual one-day meeting, involving the Board and senior management, devoted to the development and approval of the Company’s strategic plan, and a one-day meeting devoted strictly to the Company’s annual business plan. The Board is actively involved on an ongoing basis in reviewing progress on such plans as well as reviewing and approving strategic investments. The Board is updated regularly throughout the year on progress against plan as well as on issues which might affect plan performance.

Risk Management
The Board plays a significant oversight role in risk management principally through the Finance & Audit, Human Resources & Compensation, Technology and EHS&G committees.  Management reviews the Company’s over-all Enterprise Risk Management Program and reports to the Board on the Program’s effectiveness on an annual basis. In addition, on a quarterly basis, the Board is provided with a summary of the Company’s key strategic, compliance, operational and financial risks as well as any material changes in the status of such risks. The summary provided to the Board outlines the risk category, a description of the risk, the level of risk, the trend versus the prior quarter, mitigation strategies, status and responsibility. Identified risks are supported by a more detailed action plan. Monitoring key risks is also part of a regular monthly operating review. The Company also has a Risk Council comprised of senior functional leaders. The Council members act as key liaisons with individuals responsible for mitigation of the risk. The senior management team annually reviews the Enterprise Risk Management Program, the key risks and process with a view to continuous improvement and input from both Board members and outside professionals on both the effectiveness of and ways to improve the program. In 2010, the Program was revised to take into account the sale of the Company’s other businesses and was also reviewed by KPMG and benchmarked against best practices.

Shareholder Communications
Nordion has an established Disclosure Policy and a Disclosure Committee.  Current members of the Committee include the Senior Vice-President, Finance & Chief Financial Officer; Vice-President, Communications; General Counsel; Vice-President, Finance & Corporate Controller; Vice-President, Financial Planning and Analysis; Director, Investor Relations; the Corporate Secretary; or their respective designate. The Chief Executive Officer is an ex officio member.

The principal objective of the Disclosure Policy is to establish a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of material information to all of the Company’s stakeholders. The Committee or designated members review and where appropriate approve or recommend approval to the Board or relevant standing committee all material external communications, including press releases.

In addition, the Board reviews and approves this Circular, the Annual Information Form and the annual financial reports and management’s discussion and analysis and corresponding press release.  The Finance & Audit Committee reviews and approves interim financial reports, interim management’s discussion and analysis and corresponding press releases. The Chief Executive Officer, Senior Vice-President & Chief Financial Officer, Executive Vice-President, Corporate Development & General Counsel and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media. All shareholders have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available for a reasonable period in archived format on the Nordion website.

Nordion’s Investor Relations group provides regular information on Nordion activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company’s website. In this manner, Nordion is able not only to communicate developments on a timely basis to its stakeholders but also to receive and respond to concerns or recommendations.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the Nordion website at www.nordion.com or at Nordion Shareholder Communication Service at 1-888-637-7222.

Further information on the Company can also be found at www.sedar.com and www.sec.gov.  In addition, shareholders can contact the Company’s transfer agent in Canada, CIBC Mellon Trust Company, by calling their answerline at 1-800-387-0825.

The Board’s Duties and Responsibilities
Under its governing statute, the Canada Business Corporations Act, the Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. Directors are required to approve the Company’s Global Business Practice Standards and confirm annually that they will abide by such standards in carrying out their duties. As part of those standards, directors are required to disclose the nature and extent of any personal interest in any material contract or transaction made or proposed by the Company.

The principal duties and responsibilities which have been retained by the Board and not delegated to a committee include contributing to the formulation and approval of strategic plans; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls and management systems; approving all significant Company transactions; appointing the Chair, Chief Executive Officer and direct reports and planning for their succession on the recommendation of the Human Resources & Compensation Committee; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board’s mandate, which is reviewed annually, is set out on the Company’s website at www.nordion.com, under Corporate Governance, Board and Committee Charters.

The Committees
The Board does not have an executive committee but has created, and delegated some of its duties to, four standing committees of the Board: the Finance & Audit Committee; the Human Resources & Compensation Committee; the EHS & Governance Committee; and the Technology Committee. Each of the committees has a written charter, which sets out its principal duties and responsibilities, all of which are reviewed annually. A complete description of the charter of each of the committees is set out on the Company’s website at www.nordion.com, under Corporate Governance, Board and Committee Charters.

All standing committees, other than the Technology Committee are comprised entirely of independent directors. Steve West, the Company’s CEO, is a member of the Technology Committee. In the case of the Finance & Audit Committee, the Board has determined that all of its members qualify as both financially literate and as audit committee financial experts as currently defined under applicable regulatory criteria.

The Board’s determination that certain members of the Finance & Audit Committee qualify as audit committee financial experts does not impose greater duties, obligations or liabilities on such members, nor does it affect the duties, obligations or liabilities of other members of the Finance & Audit Committee or the Board.

The composition of each standing committee is reviewed annually and, where appropriate, changes are made to obtain fresh ideas while preserving continuity of experience and knowledge.

The composition and qualifications of the Finance & Audit Committee members are disclosed in the Annual Information Form, which can be found on the Company’s website or at www.sedar.com, or in Form 40-F which can be found at www.sec.gov.

In addition to the standing committees, the Board appoints from time to time ad hoc committees of the Board to carry out specific projects. Depending upon the time commitment, directors are provided additional compensation either in the form of cash or DSUs for acting on such ad hoc committees.

As well, in camera sessions are held at all in-person committee meetings.

Trading in Company Securities
The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and senior officers. There are no separate blackout periods related to non-insider participants of the Company’s equity compensation plans. In addition, from time to time when the Company is engaged in material undisclosed activities, it may formally impose additional blackout periods on employees who are involved in or have knowledge of such transactions.  These blackout periods apply to all securities whether held directly or in any equity compensation plan.

The Company’s Insider Trading Policy requires insiders to notify the office of the General Counsel prior to any trading in the Company’s securities, and strictly prohibits the trading in derivative securities of the Company at any time.

Under the Ontario Securities Act, directors and certain senior officers of the Company are required to report any trading in securities of the Company within five days of completing any trade.

Equity Compensation Plans
The Company’s Stock Option Plan is available to all employees and other persons providing services to the Company on an ongoing basis, other than non-employee members of the Board of Directors; it provides for the grant to participants of options to purchase a specified number of shares at an exercise price defined in the plan.

The Company’s Employee Share Purchase Plan, available to all employees, provides for purchase of shares of the Company on the open market and has been approved by the Board and the Toronto Stock Exchange.

No other compensation plans currently provide for the issuance of or right to purchase Company shares.

Business Conduct and Ethics
The Company’s business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At Nordion, ethical behaviour is the responsibility of everyone, not specified groups or individuals. The Company has established policies governing such areas as employment and business practices (including sales and marketing), personal conduct, insider trading and conflicts of interest. These policies have been consolidated into Global Business Practice Standards, which were first introduced in 2004. The Standards are reviewed on a regular basis and amended as required. The Standards apply to all employees as well as the Board of Directors. On joining the Company each employee or director is required to review and commit to the Standards by signing a pledge or completing required training. Annual re-enforcement of the Standards is effected in a variety of ways including on-line testing, renewal of the pledge or completing required training. The Standards also encourage employees to seek advice on or report concerns about breaches or potential breaches of the Standards without fear of retribution. The Standards include a number of available resources for employees and others, including a fully outsourced Integrity Alert line for those wishing anonymity.

Employees are also able to reach out with questions or concerns to the Chief Executive Officer through an internal web-based site.

In addition to the Global Business Practice Standards, the Company has a separate Financial Code of Ethics, which applies to the Chief Executive Officer, Chief Financial Officer and all members of the financial management of the Company and its affiliates. The Financial Code of Ethics complements the Standards by addressing issues of particular importance and concern to employees involved in the finance function.

Our Global Business Practice Standards are available in the Corporate Governance section of our website at www.nordion.com under Global Business Practices. The Standards are also available to shareholders on request from the Corporate Secretary, Nordion Inc., 447 March Road, Ottawa, Ontario, K2K 1X8, or by e-mail to the Corporate Secretary at peter.brent@nordion.com.

Nominating Committee Process
The Company’s current governance guidelines and practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter, and confirmation as to the independence of the committee’s members under applicable listing standards.

In considering nominees for the Board, the EHS&G Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company, the breadth and depth of experience of the Board members, as well as retirement age, diversity, fit and other factors.  Currently such experience includes global operations, financial, strategy, capital markets, technology, life sciences, scientific, medical, sales and marketing, government, governance and human resources. Potential nominees for the Board currently come from a number of sources including recommendations by existing independent Board members, senior management and outside search firms.

All proposed candidates are interviewed by a number of members of the Board, including the Chair of the Board, the Chair of the EHS&G Committee, the Chief Executive Officer and certain other members of the senior management team. A final decision as to whether a candidate will be proposed to the shareholders as a nominee is made by the Board.

In addition, under the provisions of the Canada Business Corporations Act, shareholders who represent in the aggregate 1% or more of the Company’s shares, have held the shares for at least six months, and wish to nominate an individual for election to the Board are entitled to do so by way of a shareholder proposal.  Such proposal must be received by the Company at least 90 days before the anniversary date of this Notice, namely by October 7, 2011. Finally, shareholders have the right to make nominations from the floor at the Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Shareholder Communications with the Board
The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company’s Chair or Corporate Secretary at Nordion Inc., 447 March Road, Ottawa, Ontario, K2K 1X8, or by e-mail to peter.brent@nordion.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach
The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including Ontario Securities Commission National Policy 58-201, the corporate governances rules of the New York Stock Exchange and the applicable Canadian or US corporate and securities rules and regulations, including the provisions of the Canada Business Corporations Act and the U.S. Sarbanes-Oxley Act.  In addition, where considered appropriate, the Company has considered and adopted the recommended best practices of CCGG, ISS and similar organizations. To the extent there are differences between the Canadian and US governance requirements applicable to the Company (and the US requirements so allow), the Company has generally decided to follow the Canadian requirements. The Company does not consider any such differences to be material.

Approval by Directors
The contents and sending of this Circular have been approved by the Board of Directors of the Company.

/s/ Peter E. Brent

Peter E. Brent

Corporate Secretary

January 7, 2011

Schedule A:  Statement of Governance Practices

The following table describes the Company’s current corporate governance practices in accordance with the requirements of the Ontario Securities Commission National Instrument 58-101, Disclosure of Corporate Governance Practices.

Disclosure Requirement Under Form 58-101F1	Nordion Compliance	Comments
Board of Directors 1. (a)Disclose the identity of directors who are independent.	Yes

The Board has determined that all of the directors of the Company with the exception of Mr. West are independent. See disclosure under the Director Independence section of this Management Proxy Circular.
In addition, all of the standing committees of the Board, with the exception of the Technology Committee, are composed entirely of independent directors.

(b)Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	See disclosure under the Director Independence section of this Management Proxy Circular.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

	Yes	All director nominees, with the exception of the President & CEO of the Company, are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

	Yes	Such other directorships have been disclosed in the Election of Directors section of this Management Proxy Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

	Yes	In camera non-executive sessions of the Board are scheduled at the end of Board and Committee meetings
    (f)Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Yes
William Anderson is the independent Chair of the Company

Terms of Reference for the Non-Executive Board Chair have been developed and approved by the Board and can be found in the Company’s website at www.nordion.com, in the Corporate Governance section.  Among other things, the Board Chair is expected to:
1.lead the Board and organize it to function in partnership with but independently of management so as to facilitate the achievement of the goals of the corporation including sustainable growth and maximizing shareholder value; provide appropriate oversight of management and the ongoing business and affairs of Nordion; and foster and support ethical and responsible decision making;
2.consult both collectively and individually with all members of the Board, when necessary, to maximize the contribution of individual directors and performance of the Board and each of its committees as a whole;
3.in concert with the Chair of the Human Resources & Compensation Committee, review and assess the performance of the Chief Executive Officer and lead the process to recommend the Chief Executive Officer for appointment by the Board; and
4.set the tone and culture for effective and transparent dialogue and decision making by the Board.

(g)Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Yes
Attendance records are fully disclosed in the Election of Directors section of this Management Proxy Circular.
Pursuant to the Company’s Corporate Governance Guidelines and Practices, directors are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared, and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Board Chair; the Committee Chair; the Chief Executive Officer;  Chief Financial Officer; Executive Vice-President, Corporate Development & General Counsel; or the Corporate Secretary for a briefing on the substantive elements of the meeting.

Board Mandate 2. Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Board of Directors’ Charter is attached to this Management Proxy Circular as Schedule B.
Position Descriptions
3.    (a)Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Yes

A position description for the Board Chair and each Board Committee Chair, which is attached to the relevant Board Committee Charter, has been developed and approved by the Board and can be found on the Company’s website at www.nordion.com.

(b)Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
Yes
A written position description for the Chief Executive Officer has been developed and approved by the Board of Directors.
The Chief Executive Officer reports to the Board and has general responsibility and authority to manage the overall business and affairs of the Company. Among other things, the Chief Executive Officer is expected to:
1. foster a culture that promotes ethical practices and personal integrity;
2. develop and recommend, in conjunction with senior management, the strategic direction and plan for the Company;
3. oversee, in conjunction with the Board where appropriate, the effective implementation of the strategic plan by senior management of the Company;
4. develop and recommend, in conjunction with senior management, the annual business plans of the major divisions, subsidiaries or business units of the Company and the material processes established by the Company to meet the financial and other obligations set forth in such plans;
5. review and oversee, in conjunction with the Board and senior management, effective implementation of all material processes established by the Company to manage and mitigate risk, financial affairs and performance of the Company;
6. review and oversee, in conjunction with the Board and senior management, an active and effective succession program at the senior management level of the Company; and
7. carry out specific accountabilities and responsibilities assigned annually or from time to time by the Board.

Orientation and Continuing Education
4.(a)Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Yes

All new Board members are provided with a comprehensive orientation and education program. In addition, each director is entitled and encouraged to attend one educational seminar or program, relevant to their duties, of his or her choice with the Company funding a portion of the cost. See Board Orientation and Continuing Education.

(b)Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
Yes
The Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks. The Board also regularly receives relevant articles, reports and other papers on the life sciences market and the Company’s particular businesses, strategy and governance, as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company’s position and opportunities in such markets.

Ethical Business Conduct
5.(a)Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)disclose how a person or company may obtain a copy of the code;

Yes

The Company has comprehensive Global Business Practice Standards; see Business Conduct and Ethics. In addition, the Company has adopted a Financial Code of Ethics to supplement the Practice Standards; see Business Conduct and Ethics.

The Practice Standards are posted on the Company’s website at www.nordion.com, in the Corporate Governance section.

(ii)describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes
The Finance &Audit Committee receives quarterly reports from the Chief Privacy Officer as to renewals of Practice Standards as well as any reported issues, whether through the anonymous toll-free hotline or otherwise.

(iii)provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
Yes
To the Company’s knowledge there has been no conduct by our executive officers or directors that constitutes departure from the Practice Standards or Financial Code in the 2010 fiscal year and, accordingly, the filing of material change reports related thereto has not been required.

(b)Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Yes
The Company’s Practice Standards are clear concerning the requirement to remain free of conflicts of interest. All directors and officers are bound and have agreed to abide by such practices. This is reviewed annually. In addition, a director who has a conflict of interest regarding any particular matter under consideration must advise the Board and abstain from voting on the matter, and depending on the nature of the conflict, refrain from discussions relating to the matter.

(c)Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes
The Practice Standards were distributed to all employees starting in July 2004. Beginning in late 2006, the Company adopted an annual on-line renewal process.  In addition, on-line training and guidance is provided to employees.

Nomination of Directors 6.(a)Describe the process by which the board identifies new candidates for board nomination.	Yes

The EHS & Governance Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the Chief Executive Officer. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company’s evolving needs. Criteria include a successful record in senior management of global businesses, including operations, financial, strategy, capital markets, technology, life sciences, sales and marketing, government, governance, human resources, medical and/or scientific expertise. The Company maintains an evergreen list of potential candidates based on its specific needs, which is developed both internally and with outside assistance.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

	Yes	The EHS & Governance Committee is composed entirely of independent Board members.
(c)If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
The responsibilities, powers and operation of the EHS & Governance Committee are set out in its charter, which is available on the Company’s website at www.nordion.com, in the Corporate Governance section. The Committee is responsible for all matters relating to corporate governance practices, director recruitment, director orientation and continuing education, and for the regular evaluation of the Board of Directors and its committees.

Compensation 7.(a)Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes

Director and officer compensation is established based on comparator and peer groups and on the advice of an external independent consultant. Please refer to Directors’ Remuneration and Statement of Executive Compensation.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

	Yes	The Human Resources & Compensation Committee is composed entirely of independent Board members.
(c)If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes
The responsibilities, powers and operation of the Human Resources & Compensation Committee are set out in its charter, which is available on the Company’s website at www.nordion.com, in the Corporate Governance section. The Committee is responsible, in consultation with management, for all matters relating to compensation philosophy and practices; management development and succession; and board and senior management compensation.

(d)If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Yes
The Company engaged Towers Perrin through the first half of 2010 and Aon Hewitt assumed this role in May of 2010, as its independent executive compensation consultant on all matters relating to the compensation of the Chief Executive Officer, his direct reports and directors of the Company. Please refer to Statement of Executive Compensation.

Other Board Committees 8.If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes

In addition to the Finance & Audit, Human Resources & Compensation, Technology, the EHS & Governance Committee assists the Board in reviewing and recommending for approval policies and programs, management systems and performance with respect to safety, health and environment matters affecting the Company.

Assessments
9. Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Yes

A complete review of the Board, its committees and individual director performance is carried out annually by the EHS & Governance Committee and/or by the Chair of the Board. In 2010 given the significant changes in the Company as well as the make-up of the Board throughout the year, the Chair and EHS & Governance Committee determined that the most effective way to evaluate governance practices and board and committee effectiveness was one on one sessions between the Chair and individual Board members.  The Company has decided to reintroduce a more formal in-depth Board effectiveness evaluation program in 2011 and to seek guidance, input and recommendations from each Board member as to any practices which would enhance Board, Committee and individual director effectiveness. The EHS & Governance Committee will be providing recommendations to the Board on this early in 2011.

Schedule B:  Board of Directors’ Charter

CHARTER OF THE BOARD OF DIRECTORS
OF NORDION INC.

STATEMENT OF PURPOSE

The Board of Directors (the “Board”) of Nordion Inc. (“Nordion” or the “Company”) is elected by the Company’s shareholders. The Board is responsible for overseeing the management of the Corporation’s business and affairs.

APPROVAL OF CHARTER

The Board shall review and reassess the adequacy of this Charter on an annual basis and at such other times at it considers appropriate.

STATUTORY DUTIES

Nordion is a Canadian, federally chartered, company and accordingly, the statutory duties and responsibilities of its Board are outlined in the provisions of the Canada Business Corporations Act (the “Act”).

STANDARD OF CARE

In discharging his or her duties, each Director shall act honestly and in good faith with a view to the best interests of the Company; and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (s.122 (1) of the Act). In determining the best interests of the Company, a Director shall have regard to the interest of all Shareholders. In determining whether Directors have fulfilled their duties, both procedural and substantive aspects of their conduct are relevant. The procedural aspect requires Directors to make reasonable inquiry into all relevant information available to them (informed decisions) and from a substantive aspect requires the decision to have been made honestly, prudently, in good faith and on reasonable grounds (business judgment rule).

DELEGATION

The Board is entitled to appoint a Committee of Directors and delegate to the Committee any of the Board’s power, with certain exceptions outlined in the Act. These exceptions include approval of the annual financial statements, the management proxy circular or any take-over bid circular; any issue of securities or declaration of dividends; appointment of additional Directors; the purchase, redemption or acquisition of issued shares of the Company or the adoption, amendment or repeal of by-laws (s.115 (1) and (3) of the Act).

The Board has delegated certain of its responsibilities to certain standing Committees of Directors including Finance & Audit, EHS & Governance, Human Resources & Compensation and Technology with specific charters. The Board has the duty to approve the charters and any amendments thereto.

DISCLOSURE OF INTEREST IN MATERIAL CONTRACT OR TRANSACTION

Directors are required to disclose to the Company, in writing or by requesting to have it entered into the Minutes of meetings of the Board or Committee, the nature and extent of any personal interest in any material contract or transaction made or proposed with the Company. In the event the Board determines that a conflict of interest exists, then the Director with such conflict shall refrain from voting on any resolution related to such contract or transaction.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board shall approve the terms of the Company’s Global Business Practice Standards, and each Director shall confirm his or her responsibility to abide by the terms by signing the Director Pledge contained in such Standards.

GOVERNANCE GUIDELINES AND PRACTICES

The Board shall approve the terms of the Company's Governance Guidelines and Practices and any amendments thereto.

SPECIFIC DUTIES AND RESPONSIBILITIES

In adopting this Charter and in order to carry out its statutory responsibilities within the defined duty of care, the Board shall, assume the following principal duties and responsibilities:

•	contribute to the formulation of, approve and oversee the implementation of the strategic and business operating plans of the Corporation;

•	oversee the identification by Management of the principal risks of the Corporation’s businesses as well as the implementation, by Management, of appropriate processes and systems to manage such risks;

•
appoint the Chief Executive Officer of the Company (CEO) and approve the appointment of the other Senior Executives of the Company and review their performance and compensation and plan for their succession upon recommendation of the Human Resources & Compensation Committee;

•	review and approve Management’s recommendations regarding major decisions and actions, including acquisitions, divestitures, financings and capital expenditures;

•
review and approve key policies developed by Management on various issues such as ethics, compliance, communications and public disclosures and review, approve and monitor compliance with policies adopted by the Board;

•
oversee the Company’s public communication policies and their implementation, including disclosure of material information on a timely and non-elective basis, investor relations and shareholder communications;

•	oversee, with the Finance & Audit Committee, financial reporting and disclosure of the Company to obtain reasonable assurance that

o	the Company complies with all applicable laws and regulations of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure, and
o
the accounting policies and practices, significant judgments and disclosures which underlie or are incorporated in the Company’s financial statements are appropriate having regard to the Company’s businesses; and

•
review and approve the annual financial statements, annual management discussion and analysis, management proxy circular and annual information form and disclosure thereof to the relevant parties and review and obtain reasonable assurance as to the integrity of the Company’s internal controls and management systems.

The essence of the Board’s responsibility is one of reviewing, overseeing and monitoring to gain reasonable assurance (but not to ensure) that the business and affairs of the Company are being conducted properly and effectively.

BOARD STRUCTURE AND COMPOSITION

Membership Criteria

The Board shall consist of such members that, from time to time, have the best mix of skills, experience and personal qualities to guide the long-term strategy and ongoing business operations of the Company.

Number of Members

The Board shall consist of such number of Directors as the Board may determine from time to time based upon a recommendation of the EHS & Governance Committee, provided that such number shall be within the minimum and maximum number of Directors (3 to 20) set out in the Company’s Articles.

Director Independence

The Board shall be comprised of a majority of Directors that are independent of the Company as determined in accordance with applicable law and regulatory guidelines or standards.

Chairman

The Board shall, upon recommendation of the EHS & Governance Committee, appoint the Chair from among the independent members of the Board. The Chair shall have such duties and responsibilities as may be assigned from time to time by the Board.

MEETINGS OF THE BOARD

Quorum

A quorum of the Board shall be a majority of its members.

Number of Board Meetings

The Board shall meet as often as may be required to carry out its duties.

Board Meeting Agenda and Information for Board Meetings

The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting.

Notice of the principal matters to be addressed at all Board meetings shall be distributed to Directors well in advance of each meeting. In addition, the Directors shall be provided with sufficient materials in order to appropriately consider such matters.

Management and Others at Board Meetings

The Board may request any officer or employee of the Company or other outside advisors to attend meetings of the Board or to meet or provide consultations to the Board or any member thereof.

Members of the Executive Management Team of the Company shall normally attend meetings of the Board, other than Executive Sessions.

Executive Sessions of Independent Directors

The independent Directors of the Board shall meet at the end of each regularly scheduled meeting of the Board and at such other times as determined by the Chair, without Management present.

Resolutions

Resolutions of the Board passed at a meeting shall require approval by a simple majority of members voting on such resolution.

Any decision or determination of the Board reduced to writing and signed by all of the members of the Board shall be fully as effective as if it had been made at a meeting duly called and held.

BOARD COMMITTEES

Unless otherwise determined by the Board, all members of standing Committees of the Board shall be independent in accordance with applicable laws, regulations, standards and listing requirements to which the Corporation is subject.

Each Committee Chair shall report to the Board at the next regularly scheduled Board meeting following each Committee meeting unless in the Committee Chair’s discretion earlier reporting is warranted.

BOARD CONFIDENTIALITY

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and information received in respect thereof, except as may be specified by the Chair or if the information is otherwise publicly disclosed by the Company.

OTHER ADVISORS

The Board or designated Committee thereof shall have the authority to consider and, if appropriate, approve the engagement of outside advisors by any Director, or Committee Member, at the Company’s expense.

Schedule C:  Independence Standards

In order to be considered independent, a director must meet the following independence standards:

(1)	A director will not be independent if, within the preceding three years:

(a)	the director or immediate family member of the director was employed by the Company as an executive officer;

(b)
the director or immediate family member of the director has received, or is expected to receive, from the Company direct compensation in excess of C$75,000 in any 12-month period in any of the preceding three years, other than Board or committee fees;

(c)
the director or immediate family member of the director was employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that other company’s compensation committee; or

(d)
the director or immediate family member of the director (i) is a current partner of a firm that is the Company’s internal or external auditor; (ii) is a current employee of such a firm and personally works on the Company’s audit; or (iii) has been at any time during the preceding three years (but is no longer), a partner or employee of such a firm and personally worked on the Company’s audit within that time.

(2)	In addition, if a director has any of the following commercial or charitable relationships, such director may not be considered to be independent:

(a)
The director has served as an employee of, or any of his or her immediate family members has served as an executive officer of, another company that makes payments to, or receives payments from, the Company for property or services in an amount that, in any of the three most recent fiscal years, exceeds the greater of $1 million or 2% of the annual consolidated gross revenues of the company for which such director, or any of his or her immediate family members, has served as an executive officer (or as an employee in the case of the director).

(b)
The director has served as an executive officer of a charitable organization, and the Company’s discretionary charitable contributions to that organization exceed the greater of $1 million or 2% of that organization’s total annual consolidated gross revenues within any of the three most recent fiscal years (provided that the Company’s matching of employee charitable contributions will not be included in the amount of the Company’s contributions for this purpose).